SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.


                                   FORM U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                            CONSOLIDATED EDISON, INC.


hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximately 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

     1. Davids Island Development Corp. ("DIDCO") is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

     2. D.C.K. Management Corp. ("DCK") is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

        3. Honeoye Storage Corporation ("Honeoye") a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 28.81 percent owned by Con Edison.

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                                       2

        4. Steam House Leasing LLC ("SHL"), a Delaware limited liability company, a wholly owned subsidiary of Con Edison that leases a steam generating plant that produces steam for Con Edison's steam distribution business. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

B. Orange and Rockland Utilities, Inc. ("O&R") is a public utility organized and existing as a corporation under the laws of New York. O&R provides service to over 200,000 electric and almost 120,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. All of O&R's Common Stock is held by Claimant. O&R's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. O&R has the following subsidiaries:

        1. Rockland Electric Company ("RECO") is a public utility organized and existing as a corporation under the laws of a New Jersey. RECO supplies electric service to about 70,000 customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. All of RECO's Common Stock is held by O&R. RECO's principal place of business is 82 East Allendale Avenue, Saddle River, N. J. 07458. RECO has the following subsidiaries:

     a. Enserve Holdings, Inc. ("Enserve"), a wholly-owned subsidiary of RECO, organized and existing as a corporation under the laws of Delaware. All of Enserve's Common Stock is held by RECO. Enserve is currently inactive. Enserve's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        2. Pike County Light & Power Company ("Pike"), a public utility organized and existing as a corporation under the laws of Pennsylvania. Pike supplies electricity to about 4,200 customers and gas to about 1,000 customers in the northeastern corner of Pike County, Pennsylvania. All of Pike's Common Stock is held by O&R. Pike's principal place of business is 219 1/2 Broad Street, Milford, Pennsylvania 18337.

        3. Clove Development Corporation ("Clove") is an inactive real estate sales company, organized and existing as a corporation under the laws of New York. Clove no longer owns any real estate; its sole assets are cash and mortgage receivables. All of Clove's common stock is held by O&R. Clove's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        4. O&R Development, Inc. ("ORDEVCO"), commercial real estate development company, organized and existing as a corporation under the laws of Delaware, whose principal asset is land located at the Interchange Commerce Center in Harriman, New York. All of ORDEVCO's common stock is held by O&R. ORDEVCO's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.


C. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604. CES has the following subsidiaries:

    1. CES has a 50% interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing company, organized and existing as a corporation under the laws of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, TX 77056. IMD is in the process of being dissolved. It's results of operation and financial position were not consolidated with those of Claimant for 2001.




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                                       3


     D. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

     1. Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly-owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

        a. Energy Finance Partners of Central America ("EPCA") is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in an electric power project in Guatemala. CEDG owns an approximately 99.99% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has the following subsidiary

     (i) EPCA has a 49% interest in Generadora Electrica del Norte, S.R.L., ("GENOR") a foreign utility company. See Item 4, below.

    2. Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of Delaware. CEL is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CEL's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

    3. Con Edison Leasing, LLC. ("CELLLC"), a limited liability company organized and existing under the laws of Delaware. CELLLC is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CELLLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

    4. CED Ada, Inc. ("CEDA"), a corporation organized and existing under the laws of the state of Delaware. CEDA, a wholly-owned subsidiary of CEDI, was organized to invest in a power plant in Michigan. CEDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDA has the following subsidiary:

        a. CED/DELTA Ada, LLC. ("CDA"), a limited liability company organized and existing under the laws of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CDA has the following subsidiary:

               (i) CDA owns a 49.5 percent limited partnership interest and a
0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") which owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan.

     5. Carson Acquisition, Inc. ("CAI"), a Corporation organized and existing under the laws of Delaware. CAI was organized to invest in a power plant in California. CAI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CAI is currently inactive.



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        6. CED/SCS Newington, LLC ("CED/SCS"), a Delaware limited liability company, approximately 95% of which is owned by CEDI. CED/SCS's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED/SCS has the following subsidiary:

               a. Newington Energy, LLC ("NELLC") a Delaware limited liability company wholly-owned by CED/SCS. NELLC is currently developing a 525 MW electric generating facility in Newington, New Hampshire, which will qualify as an exempt wholesale generator ("EWG"). See Item 4. NELLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        7. CED Generation Holding Company, LLC, a Delaware limited liability company ("CED Holding") wholly-owned by CEDI. CED Holding's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED Holding has the following subsidiaries:

     a. CED Management Company, Inc., a Delaware corporation ("CED Management") wholly-owned by CED Holding. CED Management owns 1% of CED Operating. CED Management's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

               b. CED Operating Company, L.P., a Delaware limited partnership ("CED Operating") in which CED Holding owns a 99% limited partners interest. CED Management owns a 1% limited partners interest in CED Operating and serves as its general partner. CED Operating provides operating and administrative services to Lakewood Cogeneration, L.P., a Delaware limited partnership ("Lakewood Cogen"), which owns a 236MW power plant located in Lakewood New Jersey. CED Operating's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

               c. CED-Lakewood, Inc., a New York corporation ("CEDL") wholly-owned by CED Holding, which in turn owns 100% of CED Generation Lakewood Company, a Delaware corporation ("CGLC"). CEDL and CGLC each owns a 1% general partners interest in Lakewood Cogen. CEDL and CGLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006 principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

               d. Lakewood Cogen, a Delaware limited partnership ("Lakewood") in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. Lakewood is an EWG. See Item 4.

        8. Ocean Peaking Power Management, Inc. ("OPPM") and Ocean Peaking Power Investors, Inc. ("OPPI"), each of which is a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. OPPM owns a 1% general partner interest, and OPPI owns a 99% limited partner interest, in Ocean Peaking Power, L.P., a Delaware limited partnership ("OPPLP" and, together with OPPM and OPPI, "OP"). OPPLP was formed in connection with the development of a 333 MW peaking power plant located on the site of the Lakewood generating plant. OP's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        9. Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. See Item 4.


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                                       5


        10. CED-GTM 1, LLC ("CED/GTM"), a Delaware limited liability company, wholly-owned by CEDI. CED/GTM's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED/GTM has the following subsidiary:

               a. GTM Energy LLC ("GTM Energy"), a Delaware limited liability company in which CED/GTM has an approximately one-half interest. GTM Energy was formed to pursue opportunities to develop electric generating facilities. GTM Energy is currently inactive. GTM Energy's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        11. CEDST, LLC ("CEDST"), a Delaware limited liability company, wholly-owned by CEDI. CEDST principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDST has the following subsidiary:

               a. CED 42, LLC ("CED42"), a Delaware limited liability company, wholly-owned by CEDST. CED42 and CEDST were formed to invest in a low-income housing transaction, which will generate tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. CED42's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        12. CED Rock Springs, Inc. ("CEDRS"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEDRS was formed in connection with the development of a 333 MW electric generating facility to be located in Rock Springs, Maryland. CEDRS' principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

     13. Con Edison Development Guatemala Acquisition and Finance, Ltd. ("CEDGAF") a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEDAF owns a .01% interest in EPCA. CEDGAF's principal place of business is Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies.

        14. Con Edison El Salvador One, Ltd ("CEES"), a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEES, which has no assets or operations, was organized in connection with a potential investment in El Salvador, which was never made. CEES' principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies.

     E. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. CEEI is an energy trading company that markets specialized energy supply services to wholesale customers. CEEI is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

     F. Consolidated Edison Communications Holding Company, Inc. ("CEC Holding") is organized and existing as a corporation under the laws of New York. Its principal place of business is 132 W. 31 Street, New York, N.Y. 10001. CEC Holding has the following subsidiaries:

     1. CEC Holding Member, Inc., ("CEC Member") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CEC Member is the non-managing member of CECLLC. Its principal place of business is 132 W. 31 Street, New York, N.Y. 10001.

     2. Con Edison Communications, Inc. ("CECI") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CECI is the managing member of CECLLC. Its principal place of business is 132 W. 31 Street, New York, N.Y. 10001.


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     3. Consolidated Edison Communications,  LLC ("CECLLC"), a limited liability company organized and existing under the laws of the State of New York. CECI owns, leases, operates or invests in facilities used for telecommunications or otherwise competes in the telecommunications industry. CEC Member has a 99% interest and CECI has a 1% interest in CECLLC. Its principal place of business is 132 W. 31 Street, New York, N.Y. 10001. CECLLC has the following subsidiary:

     a. CECLLC has an 11.6% interest in NEON Communications Inc., a corporation organized and existing under the laws of Delaware, which owns all the outstanding shares of capital stock of NEON Optica, Inc., a corporation organized and existing under the laws of Delaware, (together with Neon Communications, Inc., "NEON"). NEON operates a fiber optic network ("NEON"). NEON's principal place of business is 2200 West Park Drive, Westborough, Massachusetts 01581.

G. Consolidated Edison, Inc. (originally incorporated as CWB Holdings, Inc.), a corporation organized and existing under the laws of Delaware and wholly-owned by Claimant which owns a 99% interest in each of N Acquisition LLC and X Holding LLC, each of which is a limited liability company organized and existing under the laws of Massachusetts. N Acquisition LLC owns the remaining 1% interest in X Holding LLC and X Holding LLC owns the remaining 1% interest in N Acquisition LLC. These entities were established in connection with Claimant's October 1999 agreement to acquire Northeast Utilities and are collectively referred to herein as the "Merger Subs." The Merger Subs' principal place of business is c/o Consolidated Edison, Inc., 4 Irving Place, New York, N.Y. 10003.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant is organized and existing under the laws of New York and does not own any such utility properties. Claimant's subsidiary public utility companies are Con Edison, O&R, RECO and Pike. Con Edison and O&R are organized and existing under the laws of New York. RECO and Pike are organized and existing under the laws of New Jersey and Pennsylvania, respectively.

Con Edison owns approximately 629 MW of electric generating facilities, consisting of steam-electric generating plants located in New York City, New York.

At December 31, 2001, Con Edison's transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345 and 500 kilovolts and approximately 381 miles of underground circuits operating at 138 and 345 kilovolts. There are approximately 267 miles of radial subtransmission circuits operating at 138 kilovolts. The company's transmission substations, supplied by circuits operated at 69 kilovolts and above, have a total transformer capacity of approximately 15,731 megavolt amperes. The company's transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State.

Con Edison has transmission interconnections with Niagara Mohawk, Central Hudson Gas & Electric Corporation, O&R, New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Lighting Company, NYPA and Public Service Electric and Gas Company.

Con Edison owns various distribution substations and facilities located throughout New York City and Westchester County. At December 31, 2001, the company's distribution system had a transformer capacity of approximately 20,300 megavolt amperes, approximately 32,657 miles of overhead distribution lines and approximately 89,392 miles of underground distribution lines.

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Natural gas is delivered by pipeline to Con Edison at various points in its service territory and is distributed to customers by the company through approximately 4,241 miles of mains and 369,603 service lines. The company owns a natural gas liquefaction facility and storage tank at its Astoria property in Queens, New York. The plant can store approximately 1,000 mdth of which a maximum of about 250 mdth can be withdrawn per day. The company has about 1,230 mdth of additional natural gas storage capacity at a field in upstate New York, owned and operated by Honeoye Storage Corporation, a corporation 28.8 percent owned by Con Edison.

O&R, RECO and Pike own, in whole or in part, transmission and distribution facilities which include 602 circuit miles of transmission lines, 14 transmission substations (with a total transformer capacity of 3,762 megavolt amperes), 58 distribution substations (with a total transformer capacity of 1,867 megavolt amperes), 90,826 in-service line transformers, 5,085 pole miles of overhead distribution lines and 2,574 miles of underground distribution lines. O&R and Pike own their gas distribution systems, which include 1,782 miles of mains.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.
                        Electric              Electric
                        (kwhrs)               (kwhrs)               Gas (Dth)
                        Retail                Wholesale             Retail
                       -----------------------------------------------------
        Claimant           None                  None                None
        Con Edison       31,999,746,000       496,925,000        223,344,305
        O&R               2,927,591,041          None             40,359,874
        RECO              1,460,674,877          None                N/A
        Pike                 61,345,154          None                125,829


(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                               Electric (kwhrs)          Gas (Dth)
        Claimant                    None                  None
        Con Edison                  None                  None
        O&R                         None                  None
        RECO                        None                  N/A
        Pike                        None                  None

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           Electric (kwhrs) Gas (Dth)
        Claimant                    None                  None
        Con Edison                  9,580,000             3,686,317*
        O&R                         None**                  958,529**
        RECO                        None                  N/A
        Pike                        None                  None
             ---------------
        * Includes gas sold to energy service companies at the pipeline metering facilities in New York.
       **Excludes energy purchased sold to RECO or Pike.




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(d ) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           Electric (kwhrs)            Gas (Dth)
        Claimant                    None                  None
        Con Edison                  220,406,000           263,830,008*
        O&R                         None                  *
        RECO                        1,588,229,330**       N/A
        Pike                           68,396,557**       **
        ---------------
        * Includes gas purchased from energy service companies operating in New York pursuant to balancing obligations and gas purchased at the pipeline's metering facilities in New York. Gas is purchased jointly for Con Edison and O&R with costs allocated based upon throughput and other factors.

       ** RECO and Pike purchase energy from O&R at state line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

           Generadora Electrica del Norte, Limitada ("GENOR") is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 40 megawatt electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala. The company's principal place of business is Edificio Murona Center, Oficina 1001, 14 Calle 3-51, Zona 10, Guatemala, CA 01010.

           Newington Energy, LLC, ("NELLC"), a Delaware limited liability company, which is currently developing a 525 MW electric generating facility in Newington, New Hampshire, which will qualify as an EWG. The company's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

           Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

           Lakewood Cogen, a Delaware limited partnership ("Lakewood") in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood owns a 236 MW power plant located in Lakwood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           Claimant owns 100% of CEDI. CEDI owns 100% of CEDG, which owns 99.99% of EPCA. CEDI owns 100% of CEDGAF, which owns 0.01% of EPCA. EPCA owns 49% of GENOR.

           Claimant owns 100% of CEDI, which owns 95% of CED/SCS, which owns 100% of NELLC.

           Claimant owns 100% of CEDI, which owns 100% of CEEMI.


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           Claimant owns 100% of CEDI, which owns 100% of CED Holding, which owns 80% of Lakewood (78% directly and 2% indirectly through 100% ownership in CEDL and CGLC which own 1% each).

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

           At December 31, 2001, Claimant, directly or indirectly, had capital invested, including loans, in GENOR, NELLC, CEEMI and Lakewood of $11.9 million, $0, $52.2 million and $102.6 million, respectively. Claimant's investment in GENOR is in the form of an Aporaciones de Capital interest (similar to a limited liability company interest). Claimant's investment in NELLC is in the form of a limited liability company investment. Claimant's investment in CEMI is that of a stockholder. Claimant's investment in Lakewood is in the form of a limited partnership interest.

           NELLC entered into an operating lease arrangement with a limited partnership (Lessor) to finance the purchase, installation, assembly and construction of a 525 MW gas-fired electric generating facility under construction in Newington, New Hampshire (Newington Project). The limited partnership is a special-purpose entity and has an aggregate financing commitment from third-party equity and debt participants of approximately $353 million. In accordance with SFAS No. 13 "Accounting for Leases" and related EITF issues (including EITF Issue No. 90-15, "Impact of Non-substantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" and EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction"), the Newington Project and the related lease obligations are not included on Con Edison's consolidated balance sheet. The Lessor has appointed NELLC as construction agent responsible for completing construction of the Project by no later than June 2003. The initial lease term is approximately eight years, beginning at the date of construction completion, which is expected to be July 2002. At the end of the lease term (June 2010), NELLC has the option to extend the lease or purchase the project for the then outstanding amounts expended by the Lessor for the project. If the NELLC chooses not to extend the lease or acquire the project, then Claimant will guarantee a residual value of the Newington Project for an amount not to exceed $239.7 million. NELLC would also have contingent payment obligations to the Lessor if an event of default should occur during either the construction period or the lease period. If NELLC defaults, then its obligation would equal up to 100% of the Lessor's investment in the Newington Project, which could exceed the aforementioned residual value guarantee. At December 31, 2001, project costs were approximately $305 million. NELLC's payment and performance obligations relating to the Newington Project are fully and unconditionally guaranteed by Claimant.

           Future minimum rental payments as of December 31, 2001 are approximately as follows:

           (Millions of Dollars)

           2002                             $ 16.6
           2003                               33.2
           2004                               33.2
           2005                               33.2
           2006                               33.2
           Thereafter                        116.1
           Total                            $265.4

           CEDI issued standby/documentary letters of credit to support certain obligations relating to the operations of the Lakewood project. These letters of credit which are payable on demand, collateralize the company's obligations to third parties and are irrevocable and non-renewable. The outstanding letters of credit as of December 31, 2001 was $7 million.

           CEDG has issued a guarantee to support certain obligations relating to the operations of the GENOR project. This guarantee has a maximum amount that cannot exceed $2.0 million, is payable on demand, and supports GENOR's obligations to a third party.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

           GENOR's capitalization was $48.8 million at September 30, 2001 and it had net loss of $13,000 for the twelve months ended September 30, 2001. Claimant does not have more recent such information.

           NELLC's capitalization was $2.5 million at December 31, 2001 and it had net income of $2.5 milion for the year then ended.

           CEEMI's capitalization was $48.8 million at December 31, 2001 and it had net income of $2.5 for the year then ended.

           Lakewood's capitalization was $247.8 million at December 31, 2001 and it had net income of $5.6 million for the year then ended

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

           CEEI markets electricity generated by CEEMI andCEDI and certain other companies provide certain services to CEMI. The fees and revenues from such arrangements are not material to Claimant.



                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating financial statements are attached hereto as Exhibit A.

                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

An organization chart is attached hereto as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.


                                      CONSOLIDATED EDISON, INC.


                                      By:/s/ Edward J. Rasmussen
                                             Edward J. Rasmussen
                                             Vice President and Controller



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter A. Irwin
Vice President - Legal Services
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, N.Y. 10003

                            Consolidated Edison, Inc.
                 Consolidated Balance Sheet - December 31, 2001

                                                      CEI                    CECoNY                   ORU           Communications
                  ASSETS
Utility Plant
 Electric                                          $              -     $10,441,778,854.74      $703,620,609.27    $             -
 Gas                                                              -       2,113,664,662.44       292,066,433.88                  -
 Steam                                                            -         758,599,664.75                    -                  -
 General                                                          -       1,241,746,260.63       112,352,679.68                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Total                                                            -      14,555,789,442.56     1,108,039,722.83                  -
 Accumulated depreciation-utility plant                           -      (4,083,760,307.41)     (389,233,718.36)                 -
-----------------------------------------------------------------------------------------------------------------------------------
 Net                                                              -      10,472,029,135.15       718,806,004.47                  -
 Construction Work in Progress                                    -         626,835,319.59        27,271,455.54                  -
 Nuclear fuel assemblies less amortization                        -                   0.00                    -                  -
-----------------------------------------------------------------------------------------------------------------------------------
Net Utility Plant                                                 -      11,098,864,454.74       746,077,460.01                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Non-utility Plant
 Unregulated generating assets                                    -                      -                    -                  -
 Accumulated depreciation-Non-Utility plant                       -                      -                    -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Total                                                            -                      -                    -                  -
 Non-utility property less accumulated depreciation               -          29,408,261.76         2,620,572.92      72,798,696.32
-----------------------------------------------------------------------------------------------------------------------------------
Net Plant                                                         -      11,128,272,716.50       748,698,032.93      72,798,696.32
-----------------------------------------------------------------------------------------------------------------------------------
 Cash                                                    182,742.13          55,856,363.35         1,636,517.46      (3,964,144.04)
 Temporary cash investments                              239,753.90         208,919,652.50           148,413.07         326,425.74
 Restricted Cash                                                  -          69,823,000.00                    -                  -
 Accounts receivable - customers                                  -         557,035,431.38        46,996,459.90                  -
 Allowance for uncollectible accounts                             -         (29,400,000.00)       (2,625,000.00)                 -
 Accounts receivable - other                           3,065,995.45          91,814,469.38         5,166,045.17         611,317.68
 Materials and supplies - fuel                                    -          16,718,709.04                    -                  -
 Materials and supplies - other                                   -          82,301,408.19         5,562,870.27                  -
 Natural gas in storage                                           -          85,533,674.24        21,226,894.38                  -
 Prepayments - taxes                                              -           9,570,274.39        16,267,910.34                  -
 Prepayments - other                                              -          49,057,532.18         1,500,725.00         600,234.56
 Special deposits                                                 -          30,879,437.18             7,000.00                  -
 Other current and accrued assets                     69,822,779.26         (67,455,690.70)       11,532,293.80          36,000.00
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                  73,311,270.74       1,160,654,261.13       107,420,129.39      (2,390,166.06)
-----------------------------------------------------------------------------------------------------------------------------------
 Non-utility property less accumulated depreciation               -                      -                    -                  -
 Nuclear decommissioning trust fund                               -                   0.00                    -                  -
 Other Investments - other                         6,434,480,003.39           4,950,064.70             5,803.46       9,198,293.81
-----------------------------------------------------------------------------------------------------------------------------------
Total Investments                                  6,434,480,003.39           4,950,064.70             5,803.46       9,198,293.81
-----------------------------------------------------------------------------------------------------------------------------------
 Unamortized debt expense                                         -         144,768,718.63         8,932,695.60                  -
 Accrued pension credits                                          -         697,807,000.00                    -                  -
 Regulatory study costs                                           -                      -                    -                  -
 Preliminary survey and investigation charges                     -                      -            71,230.29                  -
 Clearing accounts                                                -                      -                 0.00                  -
 Deferred charges                                                 -         757,740,103.48       234,946,496.23                  -
 Goodwill                                            409,404,213.00                      -                    -                  -
 Non-current assets - other                                       -                      -                    -                  -
 Regulatory asset - future federal income taxes                   -         624,625,000.00        35,265,572.00                  -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      $6,917,195,487.13     $14,518,817,864.44    $1,135,339,959.90     $79,606,824.07
===================================================================================================================================

                LIABILITIES
Common Equity
 Common Stock Issued                              $   23,548,809.40     $   588,720,235.00    $        5,000.00     $ 5,000,000.00
 Other Paid-in Capital, Premium on Common Stock    1,444,849,541.34         879,678,115.74       194,498,789.81      87,763,010.00
 Gain on Resale of Reacquired Capital Stock                       -          13,943,328.01                    -                  -
 Accumulated other comprehensive income              (27,556,173.93)         (4,471,753.56)      (10,904,777.03)                 -
 Capital Stock Expense - Common Stock                (31,755,003.79)        (31,755,003.79)                   -                  -
 Capital Stock Expense - Preferred Stock                          -          (3,791,935.50)                   -                  -
 Treasury Stock                                      (31,162,390.78)       (965,447,491.50)                   -                  -
 Retained Earnings                                 5,254,619,890.06       4,185,574,586.87       151,792,475.93     (17,897,812.92)
-----------------------------------------------------------------------------------------------------------------------------------
Total Common Equity                                6,632,544,672.30       4,662,450,081.27       335,391,488.71      74,865,197.08
Preferred Stock                                                   -         249,612,527.00                    -                  -
-----------------------------------------------------------------------------------------------------------------------------------
  Total Capital Stock and Retained Earnings        6,632,544,672.30       4,912,062,608.27       335,391,488.71       74,865,197.08
-----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                    -       5,037,060,000.00       337,200,000.00                  -
Unamortized Premium (Discount)                                    -         (25,308,155.74)       (1,429,402.38)                 -
-----------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                              -       5,011,751,844.26       335,770,597.62                  -
-----------------------------------------------------------------------------------------------------------------------------------
Total Capitalization                               6,632,544,672.30       9,923,814,452.53       671,162,086.33      74,865,197.08
-----------------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
 Obligations Under Capital Leases                                 -          41,088,000.00                    -                  -
 Accumulated Provision for Injuries & Damages                     -         163,632,144.09        12,032,523.09                  -
 Provision for Rate Refunds                                       -                      -         6,586,324.91                  -
 Minority interest in consolidated subsidiaries                   -                      -                    -                  -
 Pension and Benefits Reserve                                     -         101,758,688.00        85,607,406.81                  -
 Uranium Decommissioning Fund                                     -          12,187,344.60                    -                  -
 Other                                                            -                      -                    -       2,924,675.40
-----------------------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                      -         318,666,176.69       104,226,254.81       2,924,675.40
-----------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
 Long-Term Debt Due Within One Year                               -         300,000,000.00                    -                  -
 Notes Payable-commercial paper                      159,174,643.13                      -        16,600,000.00                  -
 Notes Payable-other                                  48,959,289.71                      -                    -                  -
 Accounts Payable                                     77,168,858.93         601,490,577.68        55,931,830.28         702,316.27
 Customer Deposits                                                -         204,872,735.81         9,247,876.68                  -
 Accrued Income Taxes                                 (2,149,008.00)        125,221,665.64           130,648.94      (2,500,191.02)
 Other Accrued Taxes                                     267,341.19          16,037,724.32         3,171,055.33                  -
 Interest Accrued                                       (274,073.54)         73,311,112.27         6,967,743.06                  -
 Dividends Declared                                               -           6,776,841.72                    -                  -
 Matured Long-Term Debt and Interest                              -             275,562.31                    -                  -
 Miscellaneous Current and Accrued Liabilities         4,084,800.90         334,233,866.76        45,294,769.26       3,458,455.34
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                            287,231,852.32       1,662,220,086.51       137,343,923.55       1,660,580.59
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated Deferred Federal Income Tax               (2,582,929.00)      1,467,923,322.59        89,842,092.33                  -
Deferred Tax Liability - Future Federal Income Taxes              -         554,716,000.00        35,265,572.00         156,371.00
-----------------------------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax        (2,582,929.00)      2,022,639,322.59       125,107,664.33         156,371.00
Accumulated Deferred Investment Tax Credits                       -         111,925,000.00         6,425,361.00                  -
Other Deferred Credits                                     1,891.51         479,552,826.12        91,074,669.88                  -
-----------------------------------------------------------------------------------------------------------------------------------
Total Future FIT & Other Deferred Credits             (2,581,037.49)      2,614,117,148.71       222,607,695.21         156,371.00
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                 $6,917,195,487.13     $14,518,817,864.44    $1,135,339,959.90     $79,606,824.07
===================================================================================================================================

Asset vs. Liability Variation                                  0.00                  0.00                  0.00              0.00

                                                 Development              Energy               Solutions
                  ASSETS
Utility Plant
 Electric                                         $               -      $              -      $               -
 Gas                                                              -                     -                      -
 Steam                                                            -                     -                      -
 General                                                          -                     -                      -
----------------------------------------------------------------------------------------------------------------
 Total                                                            -                     -                      -
 Accumulated depreciation-utility plant                           -                     -                      -
----------------------------------------------------------------------------------------------------------------
 Net                                                              -                     -                      -
 Construction Work in Progress                                    -                     -                      -
 Nuclear fuel assemblies less amortization                        -                     -                      -
----------------------------------------------------------------------------------------------------------------
Net Utility Plant                                                 -                     -                      -
----------------------------------------------------------------------------------------------------------------
Non-utility Plant
 Unregulated generating assets                       312,328,382.93                     -                      -
 Accumulated depreciation-Non-Utility plant          (21,289,166.64)                    -                      -
----------------------------------------------------------------------------------------------------------------
 Total                                               291,039,216.29                     -                      -
 Non-utility property less accumulated depreciation      252,268.30          1,005,792.74           6,308,045.57
----------------------------------------------------------------------------------------------------------------
Net Plant                                            291,291,484.59          1,005,792.74           6,308,045.57
----------------------------------------------------------------------------------------------------------------
 Cash                                                  5,640,916.44         (1,132,584.10)           (231,348.00)
 Temporary cash investments                                       -          3,525,295.28             208,542.80
 Restricted Cash                                                  -                     -                      -
 Accounts receivable - customers                                  -                     -          44,509,251.62
 Allowance for uncollectible accounts                             -                     -          (2,750,000.00)
 Accounts receivable - other                          39,507,861.32         71,852,742.54          47,930,119.45
 Materials and supplies - fuel                         1,496,979.38                     -                      -
 Materials and supplies - other                        3,111,792.86                     -                      -
 Natural gas in storage                                           -                     -           4,745,986.31
 Prepayments - taxes                                              -                     -                      -
 Prepayments - other                                     852,293.23            206,455.79           1,631,723.99
 Special deposits                                                 -            887,621.43                      -
 Other current and accrued assets                                 -          3,869,634.17             875,521.03
----------------------------------------------------------------------------------------------------------------
Total Current Assets                                  50,609,843.23         79,209,165.11          96,919,797.20
----------------------------------------------------------------------------------------------------------------
 Non-utility property less accumulated depreciation               -                     -                      -
 Nuclear decommissioning trust fund                               -                     -                      -
 Other Investments - other                           196,620,314.69                     -             165,253.61
----------------------------------------------------------------------------------------------------------------
Total Investments                                    196,620,314.69                     -             165,253.61
----------------------------------------------------------------------------------------------------------------
 Unamortized debt expense                                         -                     -                      -
 Accrued pension credits                                          -                     -                      -
 Regulatory study costs                                           -                     -                      -
 Preliminary survey and investigation charges                     -                     -                      -
 Clearing accounts                                                -                     -                      -
 Deferred charges                                     85,782,550.89            731,598.21           1,308,687.07
 Goodwill                                             34,142,606.12                     -                      -
 Non-current assets - other                           68,737,590.16                     -                      -
 Regulatory asset - future federal income taxes                   -                     -                      -
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       $ 727,184,389.68       $ 80,946,556.06        $104,701,783.45
================================================================================================================

                LIABILITIES
Common Equity
 Common Stock Issued                               $      20,000.00       $         10.00        $     20,000.00
 Other Paid-in Capital, Premium on Common Stock      285,653,331.97         15,000,000.00         115,180,000.00
 Gain on Resale of Reacquired Capital Stock                       -                     -                      -
 Accumulated other comprehensive income               (3,353,944.96)                    -         (10,705,698.38)
 Capital Stock Expense - Common Stock                             -                     -                      -
 Capital Stock Expense - Preferred Stock                          -                     -                      -
 Treasury Stock                                                   -                     -                      -
 Retained Earnings                                    37,899,389.75          8,708,306.56         (49,864,327.65)
----------------------------------------------------------------------------------------------------------------
  Total Common Equity                                320,218,776.76         23,708,316.56          54,629,973.97
Preferred Stock                                                   -                     -                      -
----------------------------------------------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings           320,218,776.76         23,708,316.56          54,629,973.97
----------------------------------------------------------------------------------------------------------------
Long-Term Debt                                       153,695,001.00                     -                      -
Unamortized Premium (Discount)                                    -                     -                      -
----------------------------------------------------------------------------------------------------------------
 Total Long-Term Debt                                153,695,001.00                     -                      -
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                 473,913,777.76         23,708,316.56          54,629,973.97
----------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
 Obligations Under Capital Leases                                 -                     -                      -
 Accumulated Provision for Injuries & Damages                     -                     -                      -
 Provision for Rate Refunds                                       -                     -                      -
 Minority interest in consolidated subsidiaries        9,521,877.99                     -                      -
 Pension and Benefits Reserve                                     -                     -             372,982.01
 Uranium Decommissioning Fund                                     -                     -                      -
 Other                                                 8,461,037.61                     -                      -
----------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                          17,982,915.60                     -             372,982.01
----------------------------------------------------------------------------------------------------------------
Current Liabilities
 Long-Term Debt Due Within One Year                   10,950,000.00                     -                      -
 Notes Payable-commercial paper                                   -                     -                      -
 Notes Payable-other                                 119,262,000.00                     -                      -
 Accounts Payable                                      7,943,844.44         30,060,717.46          22,164,624.46
 Customer Deposits                                                -                     -                      -
 Accrued Income Taxes                                 (5,941,517.76)         3,877,659.37           5,383,762.89
 Other Accrued Taxes                                              -                     -           3,157,753.17
 Interest Accrued                                                 -                     -                      -
 Dividends Declared                                               -                     -                      -
 Matured Long-Term Debt and Interest                              -                     -                      -
 Miscellaneous Current and Accrued Liabilities         4,419,339.17         23,299,862.67          27,671,692.74
----------------------------------------------------------------------------------------------------------------
Total Current Liabilities                            136,633,665.85         57,238,239.50          58,377,833.26
----------------------------------------------------------------------------------------------------------------
Accumulated Deferred Federal Income Tax               98,654,030.47                     -          (8,679,005.79)
Deferred Tax Liability - Future Federal Income Taxes              -                     -                      -
----------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax        98,654,030.47                     -          (8,679,005.79)
Accumulated Deferred Investment Tax Credits                       -                     -                      -
Other Deferred Credits                                            -                     -                      -
----------------------------------------------------------------------------------------------------------------
Total Future FIT & Other Deferred Credits             98,654,030.47                     -          (8,679,005.79)
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                  $ 727,184,389.68       $ 80,946,556.06        $104,701,783.45
================================================================================================================

Asset vs. Liability Variation                                  0.00                  0.00                   0.00


                                                  Eliminations             Purchase Acctg                Total

                  ASSETS
Utility Plant
 Electric                                           $                -     $                  -       $ 11,145,399,464.01
 Gas                                                                 -                        -          2,405,731,096.32
 Steam                                                               -                        -            758,599,664.75
 General                                                             -                        -          1,354,098,940.31
-------------------------------------------------------------------------------------------------------------------------
 Total                                                               -                        -         15,663,829,165.39
 Accumulated depreciation-utility plant                              -                        -         (4,472,994,025.77)
-------------------------------------------------------------------------------------------------------------------------
 Net                                                                 -                        -         11,190,835,139.62
 Construction Work in Progress                                       -                        -            654,106,775.13
 Nuclear fuel assemblies less amortization                           -                        -                      0.00
-------------------------------------------------------------------------------------------------------------------------
Net Utility Plant                                                    -                        -         11,844,941,914.75
-------------------------------------------------------------------------------------------------------------------------
Non-utility Plant
 Unregulated generating assets                                       -                        -            312,328,382.93
 Accumulated depreciation-Non-Utility plant                          -                        -            (21,289,166.64)
-------------------------------------------------------------------------------------------------------------------------
 Total                                                               -                        -            291,039,216.29
 Non-utility property less accumulated depreciation                  -                        -            112,393,637.61
-------------------------------------------------------------------------------------------------------------------------
Net Plant                                                            -                        -         12,248,374,768.65
-------------------------------------------------------------------------------------------------------------------------
 Cash                                                                -                        -             57,988,463.24
 Temporary cash investments                                          -                        -            213,368,083.29
 Restricted Cash                                                     -                        -             69,823,000.00
 Accounts receivable - customers                            (32,973.89)                       -            648,508,169.01
 Allowance for uncollectible accounts                                -                        -            (34,775,000.00)
 Accounts receivable - other                           (135,606,043.17)                       -            124,342,507.82
 Materials and supplies - fuel                                       -                        -             18,215,688.42
 Materials and supplies - other                                      -                        -             90,976,071.32
 Natural gas in storage                                              -                        -            111,506,554.93
 Prepayments - taxes                                                 -                        -             25,838,184.73
 Prepayments - other                                                 -                        -             53,848,964.75
 Special deposits                                                    -                        -             31,774,058.61
 Other current and accrued assets                                    -                        -             18,680,537.56
-------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                   (135,639,017.06)                       -          1,430,095,283.68
-------------------------------------------------------------------------------------------------------------------------
 Non-utility property less accumulated depreciation                  -                        -                         -
 Nuclear decommissioning trust fund                                  -                        -                      0.00
 Other Investments - other                           (6,428,439,933.34)                       -            216,979,800.32
-------------------------------------------------------------------------------------------------------------------------
Total Investments                                    (6,428,439,933.34)                       -            216,979,800.32
-------------------------------------------------------------------------------------------------------------------------
 Unamortized debt expense                                            -                        -            153,701,414.23
 Accrued pension credits                                             -                        -            697,807,000.00
 Regulatory study costs                                              -                        -                         -
 Preliminary survey and investigation charges                        -                        -                 71,230.29
 Clearing accounts                                                   -                        -                      0.00
 Deferred charges                                                    -            (3,602,672.94)         1,076,906,762.94
 Goodwill                                                            -                        -            443,546,819.12
 Non-current assets - other                                          -                        -             68,737,590.16
 Regulatory asset - future federal income taxes                      -                        -            659,890,572.00
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       $ (6,564,078,950.40)         $ (3,602,672.94)      $ 16,996,111,241.39
=========================================================================================================================

                LIABILITIES
Common Equity
 Common Stock Issued                                 $ (593,765,245.00)                     $ -           $ 23,548,809.40
 Other Paid-in Capital, Premium on Common Stock      (1,577,773,247.52)                       -          1,444,849,541.34
 Gain on Resale of Reacquired Capital Stock                          -                        -             13,943,328.01
 Accumulated other comprehensive income                  27,556,173.93                        -            (29,436,173.93)
 Capital Stock Expense - Common Stock                    31,755,003.79                        -            (31,755,003.79)
 Capital Stock Expense - Preferred Stock                             -                        -             (3,791,935.50)
 Treasury Stock                                                      -                        -           (996,609,882.28)
 Retained Earnings                                   (4,316,212,618.54)           (3,602,672.94)         5,251,017,217.12
-------------------------------------------------------------------------------------------------------------------------
  Total Common Equity                                (6,428,439,933.34)           (3,602,672.94)         5,671,765,900.37
Preferred Stock                                                      -                        -            249,612,527.00
-------------------------------------------------------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings           (6,428,439,933.34)           (3,602,672.94)         5,921,378,427.37
-------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                       -                        -          5,527,955,001.00
Unamortized Premium (Discount)                                       -                        -            (26,737,558.12)
-------------------------------------------------------------------------------------------------------------------------
  Total Long-Term Debt                                               -                        -          5,501,217,442.88
-------------------------------------------------------------------------------------------------------------------------
Total Capitalization                                 (6,428,439,933.34)           (3,602,672.94)        11,422,595,870.25
-------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
 Obligations Under Capital Leases                                    -                        -             41,088,000.00
 Accumulated Provision for Injuries & Damages                        -                        -            175,664,667.18
 Provision for Rate Refunds                                          -                        -              6,586,324.91
 Minority interest in consolidated subsidiaries                      -                        -              9,521,877.99
 Pension and Benefits Reserve                                        -                        -            187,739,076.82
 Uranium Decommissioning Fund                                        -                        -             12,187,344.60
 Other                                                               -                        -             11,385,713.01
-------------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                         -                        -            444,173,004.51
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities
 Long-Term Debt Due Within One Year                                  -                        -            310,950,000.00
 Notes Payable-commercial paper                                      -                        -            175,774,643.13
 Notes Payable-other                                                 -                        -            168,221,289.71
 Accounts Payable                                      (135,617,742.69)                       -            659,845,026.83
 Customer Deposits                                                   -                        -            214,120,612.49
 Accrued Income Taxes                                                -                        -            124,023,020.06
 Other Accrued Taxes                                                 -                        -             22,633,874.01
 Interest Accrued                                           (40,716.87)                       -             79,964,064.92
 Dividends Declared                                          19,442.50                        -              6,796,284.22
 Matured Long-Term Debt and Interest                                 -                        -                275,562.31
 Miscellaneous Current and Accrued Liabilities                       -                        -            442,462,786.84
-------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                              (135,639,017.06)                       -          2,205,067,164.52
-------------------------------------------------------------------------------------------------------------------------
Accumulated Deferred Federal Income Tax                              -                        -          1,645,157,510.60
Deferred Tax Liability - Future Federal Income Taxes                 -                        -            590,137,943.00
-------------------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax                       -                        -          2,235,295,453.60
Accumulated Deferred Investment Tax Credits                          -                        -            118,350,361.00
Other Deferred Credits                                               -                        -            570,629,387.51
-------------------------------------------------------------------------------------------------------------------------
Total Future FIT & Other Deferred Credits                            -                        -          2,924,275,202.11
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                  $ (6,564,078,950.40)         $ (3,602,672.94)      $ 16,996,111,241.39
=========================================================================================================================

Asset vs. Liability Variation                                    0.00                     0.00                      0.00


           CONSOLIDATED BALANCE SHEET - ORANGE AND ROCKLAND UTILITIES
                         FOR THE YEAR ENDED 12/31/2001

                                                                              Rockland Electric         Pike County
                                                           Orange & Rockland       Company        Light and Power Company
                                                          ------------------  -----------------   -----------------------
NET UTILITY PLANT
Utility Plant                                               929,944,338.43    169,258,821.31             9,064,090.80
Accumulated Depreciation                                   (323,619,666.82)   (62,944,623.98)           (2,669,427.56)
CWIP                                                         25,892,937.27      1,333,458.82                45,059.45
---------------------------------------------------------------------------------------------------------------------
Net Utility Plant                                           632,217,608.88    107,647,656.15             6,439,722.69
---------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash                                                          820,823.47        792,976.84                22,717.15
  Temporary Investments                                      19,425,107.02        611,988.64                 1,685.80
  Accounts Receivable - Customers                            37,886,056.61      8,428,017.47               682,385.82
  Allowance for Uncollectible Accounts - Customer            (2,450,000.00)      (125,000.00)              (50,000.00
  Other Accounts Receivable                                   5,035,495.95        995,866.85                   831.27
  Allowance for Uncollectible Accounts - Other                 (625,000.00)      (235,000.00)                 (325.00)
  Unbilled Revenues                                          15,515,422.45      4,698,194.44               441,580.81
  Receivables from Associated Companies                      21,877,993.22      4,715,281.00               145,470.00
  Other M & S Stock                                           4,362,365.17      1,123,781.28                76,723.82
  Gas in Storage                                             21,226,894.38              0.00                     0.00
  Prepaid Property Taxes                                      9,581,714.70         30,755.62                 3,443.70
  Other Prepaid Taxes                                         1,534,741.83      4,925,096.49               192,158.00
  Other Prepayments                                           1,328,798.86        166,851.16                 5,074.98
  Special Deposits                                                1,000.00          6,000.00                     0.00
Other Current and Accrued Assets                             11,532,293.80              0.00                     0.00
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                                        147,053,707.46     26,134,809.79             1,521,746.35
---------------------------------------------------------------------------------------------------------------------
Other Property and Investments                              142,341,078.71          2,810.30                21,186.37

DEFERRED DEBITS
  Deferred Fuel Costs                                        10,313,129.45     77,091,861.15               108,655.07
  Unamortized Debt Expense                                    7,673,870.95      1,028,581.50               230,243.15
  Miscellaneous Work in Progress                              4,001,652.56        399,073.64                22,869.08
  Preliminary Survey                                             59,149.89              0.00                12,080.40
  Recoverable Income Tax                                     27,575,679.00      7,119,944.00               569,949.00
  Extraordinary Property Loss                                            -      1,427,403.03                     0.00
  Deferred Revenue Taxes                                      3,762,347.63      3,089,467.13                     0.00
  Deferred Pension and OPEB                                  26,233,840.80     13,086,735.01               278,334.40
  R & D Investment                                             (435,467.09)        99,522.50                     0.00
  Deferred Environmental Remediation Costs                   40,473,708.55              0.00                     0.00
  Other_Regulatory_Assets                                    14,369,703.48     12,903,228.51               108,332.45
  Clearing Accounts                                                   0.00              0.00                     0.00
  Hedges on Energy Trading                                    1,002,400.00              0.00                     0.00
  Misc Deferred Debits                                        5,954,500.68                 -                     0.50
---------------------------------------------------------------------------------------------------------------------
 Total Deferred Debits                                      140,984,515.90    116,245,816.47             1,330,464.05
---------------------------------------------------------------------------------------------------------------------
 Total Assets                                             1,062,596,910.95    250,031,092.71             9,313,119.46
=====================================================================================================================


                                                                                                      Consolidated
                                                                  Total            Eliminations     Orange & Rockland
                                                                  -----            ------------     -----------------
NET UTILITY PLANT
Utility Plant                                               1,108,267,250.54        (227,527.71)   1,108,039,722.83
Accumulated Depreciation                                     (389,233,718.36)              0.00     (389,233,718.36)
CWIP                                                           27,271,455.54               0.00       27,271,455.54
-------------------------------------------------------------------------------------------------------------------
Net Utility Plant                                             746,304,987.72        (227,527.71)     746,077,460.01
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash                                                          1,636,517.46               0.00        1,636,517.46
  Temporary Investments                                        20,038,781.46     (19,890,368.39)         148,413.07
  Accounts Receivable - Customers                              46,996,459.90               0.00       46,996,459.90
  Allowance for Uncollectible Accounts - Customer              (2,625,000.00)              0.00       (2,625,000.00)
  Other Accounts Receivable                                     6,032,194.07          (5,823.90)       6,026,370.17
  Allowance for Uncollectible Accounts - Other                   (860,325.00)              0.00         (860,325.00)
  Unbilled Revenues                                            20,655,197.70               0.00       20,655,197.70
  Receivables from Associated Companies                        26,738,744.22     (26,738,744.22)                  -
  Other M & S Stock                                             5,562,870.27               0.00        5,562,870.27
  Gas in Storage                                               21,226,894.38               0.00       21,226,894.38
  Prepaid Property Taxes                                        9,615,914.02               0.00        9,615,914.02
  Other Prepaid Taxes                                           6,651,996.32               0.00        6,651,996.32
  Other Prepayments                                             1,500,725.00               0.00        1,500,725.00
  Special Deposits                                                  7,000.00               0.00            7,000.00
Other Current and Accrued Assets                               11,532,293.80               0.00       11,532,293.80
-------------------------------------------------------------------------------------------------------------------
Total Current Assets                                          174,710,263.60     (46,634,936.51)     128,075,327.09
-------------------------------------------------------------------------------------------------------------------
Other Property and Investments                                142,365,075.38    (139,738,699.00)       2,626,376.38

DEFERRED DEBITS
  Deferred Fuel Costs                                          87,513,645.67               0.00       87,513,645.67
  Unamortized Debt Expense                                      8,932,695.60               0.00        8,932,695.60
  Miscellaneous Work in Progress                                4,423,595.28               0.00        4,423,595.28
  Preliminary Survey                                               71,230.29               0.00           71,230.29
  Recoverable Income Tax                                       35,265,572.00               0.00       35,265,572.00
  Extraordinary Property Loss                                   1,427,403.03               0.00        1,427,403.03
  Deferred Revenue Taxes                                        6,851,814.76               0.00        6,851,814.76
  Deferred Pension and OPEB                                    39,598,910.21               0.00       39,598,910.21
  R & D Investment                                               (335,944.59)              0.00         (335,944.59)
  Deferred Environmental Remediation Costs                     40,473,708.55               0.00       40,473,708.55
  Other Regulatory Assets                                      27,381,264.44               0.00       27,381,264.44
  Clearing Accounts                                                     0.00               0.00                0.00
  Hedges on Energy Trading                                      1,002,400.00               0.00        1,002,400.00
  Misc Deferred Debits                                          5,954,501.18               0.00        5,954,501.18
-------------------------------------------------------------------------------------------------------------------
 Total Deferred Debits                                        258,560,796.42                  -      258,560,796.42
-------------------------------------------------------------------------------------------------------------------
 Total Assets                                               1,321,941,123.12    (186,601,163.22)   1,135,339,959.90
===================================================================================================================

           CONSOLIDATED BALANCE SHEET - ORANGE AND ROCKLAND UTILITIES
                         FOR THE YEAR ENDED 12/31/2001


                                                                              Rockland Electric         Pike County
                                                           Orange & Rockland       Company        Light and Power Company
                                                          ------------------  -----------------   -----------------------
COMMON EQUITY
  Common Stock                                                   32,550.00     11,200,000.00               137,000.00
  Premium on Stock                                          194,498,786.94                 -                     0.00
  Retained Earnings                                         168,664,951.67    109,511,608.27             2,217,695.47
  Other Comprehensive Income                                (10,904,777.03)             0.00                     0.00
---------------------------------------------------------------------------------------------------------------------
Common Equity                                               352,291,511.58    120,711,608.27             2,354,695.47
---------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT
  Long-Term Debt                                                         -     20,000,000.00             3,200,000.00
  Other Long-Term Debt                                      314,000,000.00                 -                     0.00
  Unamortized Premium (Discount)                             (1,411,610.91)       (17,791.47)                    0.00
---------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                        312,588,389.09     19,982,208.53             3,200,000.00
---------------------------------------------------------------------------------------------------------------------
Total Capitalization                                        664,879,900.67    140,693,816.80             5,554,695.47
---------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES
  Provision for Injuries and Damages                         11,987,523.09         45,000.00                     0.00
  Provision for Rate Refunds                                  6,558,324.91              0.00                28,000.00
  Pension and Benefits Reserve                               73,286,274.55     12,056,906.91               264,225.35
---------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities                                       91,832,122.55     12,101,906.91               292,225.35
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts Payable                                           51,803,845.71        960,454.26                53,671.72
  Accounts Payable From Associated Companies                  8,440,777.68     20,373,622.18             1,043,926.95
  Notes Payable                                              36,490,368.39              0.00                     0.00
  Customer Deposits                                           7,139,699.05      1,813,964.43               294,213.20
  Accrued FIT                                                   130,648.94             (0.00)                   (0.00)
  Other Accrued Taxes                                         2,889,521.35        237,074.00                44,459.98
  Interest Accrued                                            6,247,971.73        653,975.48                65,795.85
  Accrued Environmental Cost                                 38,416,970.77              0.00                     0.00
  Other Current Liabilities                                   6,877,798.49                 -                     0.00
---------------------------------------------------------------------------------------------------------------------
Current Liabilities                                         158,437,602.11     24,039,090.35             1,502,067.70
---------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS
  Accumulated Deferred Income Taxes                          48,818,449.37     40,606,331.96               417,311.00
  Deferred Tax Liabilities-Future Income Taxes               27,575,679.00      7,119,944.00               569,949.00
  Deferred ITC                                                4,751,862.00      1,623,940.00                49,559.00
  Pension and other Benefits                                  2,187,213.18      3,985,968.40                     0.00
  Fuel Recoveries                                            27,688,945.58     17,123,380.72               195,719.09
  Competition Enhancement Funds                              10,148,560.00              0.00                     0.00
  Gain on Divesture                                           4,464,010.06      1,683,516.69                98,607.57
  Other Regulatory Liabilities                                7,475,227.95        996,000.00               526,662.37
  Other Deferred Credits                                     14,337,338.48         57,196.88               106,322.91
---------------------------------------------------------------------------------------------------------------------
Deferred Credits                                            147,447,285.62     73,196,278.65             1,964,130.94
---------------------------------------------------------------------------------------------------------------------
Total Capital and Liabilities                             1,062,596,910.95    250,031,092.71             9,313,119.46
=====================================================================================================================
                                                            Includes Clove  Includes Enserve
                                                               and ORDEVCO           and SRH


                                                                                                   Consolidated
                                                               Total            Eliminations     Orange & Rockland
                                                               -----            ------------     -----------------
COMMON EQUITY
  Common Stock                                               11,369,550.00     (1 1,364,550.00)           5,000.00
  Premium on Stock                                          194,498,786.94                2.87      194,498,789.81
  Retained Earnings                                         280,394,255.41     (128,601,779.48)     151,792,475.93
  Other Comprehensive Income                                (10,904,777.03)               0.00      (10,904,777.03)
------------------------------------------------------------------------------------------------------------------
Common Equity                                               475,357,815.32     (139,966,326.61)     335,391,488.71
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT
  Long-Term Debt                                             23,200,000.00                0.00       23,200,000.00
  Other Long-Term Debt                                      314,000,000.00                0.00      314,000,000.00
  Unamortized Premium (Discount)                             (1,429,402.38)               0.00       (1,429,402.38)
------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                        335,770,597.62                   -      335,770,597.62
------------------------------------------------------------------------------------------------------------------
Total Capitalization                                        811,128,412.94     (139,966,326.61)     671,162,086.33
------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES
  Provision for Injuries and Damages                         12,032,523.09                0.00       12,032,523.09
  Provision for Rate Refunds                                  6,586,324.91                0.00        6,586,324.91
  Pension and Benefits Reserve                               85,607,406.81                0.00       85,607,406.81
------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities                                      104,226,254.81                   -      104,226,254.81
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts Payable                                           52,817,971.69                0.00       52,817,971.69
  Accounts Payable From Associated Companies                 29,858,326.81      (26,744,468.22)       3,113,858.59
  Notes Payable                                              36,490,368.39      (19,890,368.39)      16,600,000.00
  Customer Deposits                                           9,247,876.68                0.00        9,247,876.68
  Accrued FIT                                                   130,648.94                0.00          130,648.94
  Other Accrued Taxes                                         3,171,055.33                0.00        3,171,055.33
  Interest Accrued                                            6,967,743.06                0.00        6,967,743.06
  Accrued Environmental Cost                                 38,416,970.77                0.00       38,416,970.77
  Other Current Liabilities                                   6,877,798.49                0.00        6,877,798.49
------------------------------------------------------------------------------------------------------------------
Current Liabilities                                         183,978,760.16      (46,634,836.61)     137,343,923.55
------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS
  Accumulated Deferred Income Taxes                          89,842,092.33                0.00       89,842,092.33
  Deferred Tax Liabilities-Future Income Taxes               35,265,572.00                0.00       35,265,572.00
  Deferred ITC                                                6,425,361.00                0.00        6,425,361.00
  Pension and other Benefits                                  6,173,181.58                0.00        6,173,181.58
  Fuel Recoveries                                            45,008,045.39                0.00       45,008,045.39
  Competition Enhancement Funds                              10,148,560.00                0.00       10,148,560.00
  Gain on Divesture                                           6,246,134.32                0.00        6,246,134.32
  Other Regulatory Liabilities                                8,997,890.32                0.00        8,997,890.32
  Other Deferred Credits                                     14,500,858.27                0.00       14,500,858.27
------------------------------------------------------------------------------------------------------------------
Deferred Credits                                            222,607,695.21                   -      222,607,695.21
------------------------------------------------------------------------------------------------------------------
Total Capital and Liabilities                             1,321,941,123.12     (186,601,163.22)   1,135,339,959.90
==================================================================================================================

                      Consolidated Edison Development, Inc.
                         Consolidating Balance Sheet
                     For The Period Ended December 31, 2001

                                                                  CEI
                                                              Consolidated
                                                                 Edison                                             Con Edison
                                                             Development, Inc                                     Energy of Mass.
                                                               Consolidated     Elimination         Lakewood       Consolidated
                                                             ----------------  -------------    ---------------  ----------------
                                 ASSETS

A100 Utility Plant                                           312,328,382.93                 -    151,297,558.95    41,768,823.98
A150 Accumulated depreciation                                (21,289,166.64)                -    (17,629,336.64)   (3,659,830.00)

-----------------------------------------------------------------------------------------------------------------------------------
 Net utility plant                                           291,039,216.29                 -    133,668,222.31    38,108,993.98
-----------------------------------------------------------------------------------------------------------------------------------
A160 Construction Work in Progress
A170 Nuclear fuel assemblies less amortization

-----------------------------------------------------------------------------------------------------------------------------------
 Net Utility Plant                                           291,039,216.29                 -    133,668,222.31    38,108,993.98
-----------------------------------------------------------------------------------------------------------------------------------

A200 Cash                                                      5,640,916.44                 -      1,552,133.68        24,097.04
A210 Temporary cash investments                               17,651,193.32                 -      2,325,880.76       606,498.90
A220 Accounts receivable - customers                                                        -
A230 Allowance for uncollectible accounts                                                   -
A240 Accounts receivable - other                              21,856,668.00    (92,082,293.62)     6,279,942.60     5,202,773.23
A250 Materials and supplies - fuel                                                          -
A255 Materials and supplies - other                            4,608,772.24                 -        822,962.43     3,785,809.81
A260 Natural gas in storage                                                                 -
A270 Prepayments - taxes                                                                    -
A271 Prepayments - other                                         852,293.23                 -        433,425.73       405,293.49
A280 Special deposits                                         46,967,649.45                 -                 -                -
A290 Other current and accrued assets                         21,769,940.71                 -     21,769,940.71                -

-----------------------------------------------------------------------------------------------------------------------------------
 Total Current Assets                                        119,347,433.39    (92,082,293.62)    33,184,285.91    10,024,472.47
-----------------------------------------------------------------------------------------------------------------------------------

A300 Non-utility property less accumulated depreciation          252,268.30                 -                 -        73,833.51
A310 Nuclear decommissioning trust fund                                                     -
A350 Other Investments - other                               196,620,314.69   (304,687,430.62)                -                -

-----------------------------------------------------------------------------------------------------------------------------------
 Total Investments                                           196,872,582.99   (304,687,430.62)                -        73,833.51
-----------------------------------------------------------------------------------------------------------------------------------

A400 Unamortized debt expense
A405 Regulatory study costs
A410 Preliminary survey and investigation charges
A415 Clearing accounts
A420 Deferred charges                                        119,925,157.01                 -    113,029,858.49     6,895,298.52
A490 Regulatory asset - future federal income taxes

-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                727,184,389.68   (396,769,724.24)   279,882,366.71    55,102,598.48
===================================================================================================================================

                                                                                                  Consolidated     Consolidated
                                                               Consolidated        Edison            Edison        Edison Devep.
                                                                  Edison           Leasing       Guatemapa, Ltd.     Ada, Inc.
                                                              Development Inc.  Consolidated      Consolidated     Consolidated
                                                             ----------------- --------------   ----------------  --------------
                                 ASSETS

A100 Utility Plant                                            119,262,000.00
A150 Accumulated depreciation

----------------------------------------------------------------------------------------------------------------------------------
 Net utility plant                                            119,262,000.00                -                  -              -
----------------------------------------------------------------------------------------------------------------------------------
A160 Construction Work in Progress
A170 Nuclear fuel assemblies less amortization

----------------------------------------------------------------------------------------------------------------------------------
 Net Utility Plant                                            119,262,000.00                -                  -              -
----------------------------------------------------------------------------------------------------------------------------------

A200 Cash                                                       1,301,672.52                -       2,638,388.40              -
A210 Temporary cash investments                                14,718,813.66                -                  -              -
A220 Accounts receivable - customers
A230 Allowance for uncollectible accounts
A240 Accounts receivable - other                               27,979,971.84    36,214,456.41                  -              -
A250 Materials and supplies - fuel
A255 Materials and supplies - other                                        -                -                  -              -
A260 Natural gas in storage
A270 Prepayments - taxes
A271 Prepayments - other                                           13,574.01                -                  -              -
A280 Special deposits                                          46,967,649.45                -                  -              -
A290 Other current and accrued assets                                      -                -                  -              -

----------------------------------------------------------------------------------------------------------------------------------
 Total Current Assets                                          90,981,681.48    36,214,456.41       2,638,388.40              -
----------------------------------------------------------------------------------------------------------------------------------

A300 Non-utility property less accumulated depreciation           178,434.79                -                  -              -
A310 Nuclear decommissioning trust fund
A350 Other Investments - other                                309,290,709.31    79,401,768.00      11,906,317.29   9,341,389.71

----------------------------------------------------------------------------------------------------------------------------------
 Total Investments                                            309,469,144.10    79,401,768.00      11,906,317.29   9,341,389.71
----------------------------------------------------------------------------------------------------------------------------------

A400 Unamortized debt expense
A405 Regulatory study costs
A410 Preliminary survey and investigation charges
A415 Clearing accounts
A420 Deferred charges                                                      -                -                  -              -
A490 Regulatory asset - future federal income taxes

----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                 519,712,825.58   115,616,224.41      14,544,705.69   9,341,389.71
==================================================================================================================================

                                                              Consolidated
                                                               Con Edison
                                                               Leasing Inc         Carson              SCS/            GTM1
                                                              Consolidated    Acquisition, Inc    Newington, Llc    Energy, Llc
                                                             --------------  ------------------  ----------------  -------------
                                 ASSETS

A100 Utility Plant
A150 Accumulated depreciation

-----------------------------------------------------------------------------------------------------------------------------------
 Net utility plant                                                        -                  -                 -              -
-----------------------------------------------------------------------------------------------------------------------------------
A160 Construction Work in Progress
A170 Nuclear fuel assemblies less amortization

-----------------------------------------------------------------------------------------------------------------------------------
 Net Utility Plant                                                        -                  -                 -              -
-----------------------------------------------------------------------------------------------------------------------------------

A200 Cash                                                                 -                  -        124,624.80              -
A210 Temporary cash investments                                           -                  -                 -              -
A220 Accounts receivable - customers
A230 Allowance for uncollectible accounts
A240 Accounts receivable - other                              27,827,180.19                  -      5,559,770.77              -
A250 Materials and supplies - fuel
A255 Materials and supplies - other                                       -                  -                 -              -
A260 Natural gas in storage
A270 Prepayments - taxes
A271 Prepayments - other                                                  -                  -                 -              -
A280 Special deposits                                                     -                  -                 -              -
A290 Other current and accrued assets                                     -                  -                 -              -

-----------------------------------------------------------------------------------------------------------------------------------
 Total Current Assets                                         27,827,180.19                  -      5,684,395.57              -
-----------------------------------------------------------------------------------------------------------------------------------

A300 Non-utility property less accumulated depreciation                   -                  -                 -              -
A310 Nuclear decommissioning trust fund
A350 Other Investments - other                                83,433,406.00                  -                 -              -

-----------------------------------------------------------------------------------------------------------------------------------
 Total Investments                                            83,433,406.00                  -                 -              -
-----------------------------------------------------------------------------------------------------------------------------------

A400 Unamortized debt expense
A405 Regulatory study costs
A410 Preliminary survey and investigation charges
A415 Clearing accounts
A420 Deferred charges                                                     -                  -                 -              -
A490 Regulatory asset - future federal income taxes

-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                111,260,586.19                  -      5,684,395.57              -
===================================================================================================================================

                                                              Consolidated
                                                               CEDST, LLC
                                                              Consolidated
                                                             -----------------
                                 ASSETS

A100 Utility Plant
A150 Accumulated depreciation

------------------------------------------------------------------------------
 Net utility plant                                                        -
------------------------------------------------------------------------------
A160 Construction Work in Progress
A170 Nuclear fuel assemblies less amortization

------------------------------------------------------------------------------
 Net Utility Plant                                                        -
------------------------------------------------------------------------------

A200 Cash                                                                 -
A210 Temporary cash investments                                           -
A220 Accounts receivable - customers
A230 Allowance for uncollectible accounts
A240 Accounts receivable - other                               4,874,866.58
A250 Materials and supplies - fuel
A255 Materials and supplies - other                                       -
A260 Natural gas in storage
A270 Prepayments - taxes
A271 Prepayments - other                                                  -
A280 Special deposits                                                     -
A290 Other current and accrued assets                                     -

------------------------------------------------------------------------------
 Total Current Assets                                          4,874,866.58
------------------------------------------------------------------------------

A300 Non-utility property less accumulated depreciation                   -
A310 Nuclear decommissioning trust fund
A350 Other Investments - other                                 7,934,155.00

------------------------------------------------------------------------------
 Total Investments                                             7,934,155.00
------------------------------------------------------------------------------

A400 Unamortized debt expense
A405 Regulatory study costs
A410 Preliminary survey and investigation charges
A415 Clearing accounts
A420 Deferred charges                                                     -
A490 Regulatory asset - future federal income taxes

------------------------------------------------------------------------------
 TOTAL ASSETS                                                 12,809,021.58
==============================================================================

                      Consolidated Edison Development, Inc.
                         Consolidating Balance Sheet
                     For The Period Ended December 31, 2001

                                                                    CEI
                                                               Consolidated
                                                                   Edison                                              Con Edison
                                                              Development, Inc                                       Energy of Mass.
                                                                Consolidated       Elimination         Lakewood       Consolidated
                                                              ----------------   ---------------    --------------   --------------
                                  LIABILITIES

l100 Common Equity
l101  Common Stock Issued                                            20,000.00    (88,324,130.14)    88,324,010.14           100.00
l110  Other Paid-in Capital, Premium on Common Stock            285,653,331.97   (143,060,944.83)                -    20,228,827.93
l115  Gain on Resale of Reacquired Capital Stock                                              -
l130  Capital Stock Expense - Common Stock                                   -                -
l135  Capital Stock Expense - Preferred Stock                                                 -
l140  Treasury Stock                                                                          -
l150  Retained Earnings                                          37,899,389.75    (64,602,899.29)     9,095,034.83     5,447,459.83
l152  Accumulated other comprehensive income                     (3,353,944.96)                -     (3,353,944.96)

------------------------------------------------------------------------------------------------------------------------------------
 Total Common Equity                                            320,218,776.76   (295,987,974.26)    94,065,100.01    25,676,387.76
------------------------------------------------------------------------------------------------------------------------------------
l160  Preferred Stock

------------------------------------------------------------------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings                      320,218,776.76   (295,987,974.26)    94,065,100.01    25,676,387.76
------------------------------------------------------------------------------------------------------------------------------------

l170  Long-term Debt                                            153,695,001.00    (92,047,440.37)   153,695,001.00    23,130,937.15
l190  Unamortized premium (Discount)

------------------------------------------------------------------------------------------------------------------------------------
 Total Long-term Debt                                           153,695,001.00    (92,047,440.37)   153,695,001.00    23,130,937.15
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Total Capitalization                                           473,913,777.76   (388,035,414.63)   247,760,101.01    48,807,324.91
------------------------------------------------------------------------------------------------------------------------------------

l200 Noncurrent liabilities
l205  Obligations Under Capital leases
l210  Accumulated provision for Injuries & Damages
l211  Provision for Rate Refunds
l212  Minority interest in consolidated subsidiaries              9,521,877.99                 -      9,297,150.04                -
l215  Pension and Benefits Reserve                                                             -
l220  Uranium Decommissioning Fund                                                             -
l290  Other                                                       8,461,037.61                 -      5,735,200.00     1,219,719.00

------------------------------------------------------------------------------------------------------------------------------------
 Total Noncurrent Liabilities                                    17,982,915.60                 -     15,032,350.04     1,219,719.00
------------------------------------------------------------------------------------------------------------------------------------

l300 Current Liabilities
l301  Long-Term Debt Due Within One Year                         10,950,000.00                 -     10,950,000.00                -
l302  Notes Payable                                             119,362,000.00                 -                 -                -
l315  Accounts Payable                                            7,843,844.44        (34,962.33)       933,146.29       462,768.04
l330  Customer Deposits                                                                        -
l340  Accrued Income Taxes                                       (5,941,517.76)    (1,703,392.30)     1,468,881.56       252,150.35
l345  Other Accrued Taxes                                                                      -
l350  Interest Accrued                                                                         -
l355  Dividends Declared                                                                       -
l360  Matured Long-term Debt and Interest                                                      -
l370  Miscellaneous Current and Accrued liabilities               4,419,339.17                 -      2,329,955.51     1,153,868.54

------------------------------------------------------------------------------------------------------------------------------------
 Total Current Liabilities                                      136,633,665.85     (1,738,354.63)    15,681,983.36     1,868,786.93
------------------------------------------------------------------------------------------------------------------------------------

l405  Accumulated Deferred Federal Income Tax                    98,654,030.47     (6,995,954.98)     1,407,932.30     3,206,767.64
l410  Deferred Tax liability - Future Federal Income Taxes

------------------------------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax                   98,654,030.47     (6,995,954.98)     1,407,932.30     3,206,767.64
------------------------------------------------------------------------------------------------------------------------------------
l420  Accumulated Deferred Investment Tax Credits
l425  Other Deferred Credits

------------------------------------------------------------------------------------------------------------------------------------
 Total Future FIT & Other Deferred Credits                       98,654,030.47     (6,995,954.98)     1,407,932.30     3,206,767.64
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                              727,184,389.68   (396,769,724.24)   279,882,366.71    55,102,598.48
====================================================================================================================================

                                                                                                   Consolidated    Consolidated
                                                               Consolidated          Edison           Edison       Edison Devep.
                                                                  Edison            Leasing       Guatemapa, Ltd.    Ada, Inc.
                                                              Development Inc.    Consolidated     Consolidated    Consolidated
                                                              ---------------    --------------   --------------   ------------
                                  LIABILITIES

l100 Common Equity
l101  Common Stock Issued                                           20,000.00             20.00                -              -
l110  Other Paid-in Capital, Premium on Common Stock           285,653,331.97     43,444,971.00    13,860,422.82   8,038,582.05
l115  Gain on Resale of Reacquired Capital Stock
l130  Capital Stock Expense - Common Stock
l135  Capital Stock Expense - Preferred Stock
l140  Treasury Stock
l150  Retained Earnings                                         35,163,371.01     24,583,799.06       408,687.00   1,139,016.81
l152  Accumulated other comprehensive income

----------------------------------------------------------------------------------------------------------------------------------
 Total Common Equity                                           320,836,702.98     68,028,790.06    14,269,109.82   9,177,598.86
----------------------------------------------------------------------------------------------------------------------------------
l160  Preferred Stock

----------------------------------------------------------------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings                     320,836,702.98     68,028,790.06    14,269,109.82   9,177,598.86
----------------------------------------------------------------------------------------------------------------------------------

l170  Long-term Debt                                            68,916,503.22                 -                -              -
l190  Unamortized premium (Discount)

----------------------------------------------------------------------------------------------------------------------------------
 Total Long-term Debt                                           68,916,503.22                 -                -              -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 Total Capitalization                                          389,753,206.20     68,028,790.06    14,269,109.82   9,177,598.86
----------------------------------------------------------------------------------------------------------------------------------

l200 Noncurrent liabilities
l205  Obligations Under Capital leases
l210  Accumulated provision for Injuries & Damages
l211  Provision for Rate Refunds
l212  Minority interest in consolidated subsidiaries                        -                 -           100.00              -
l215  Pension and Benefits Reserve
l220  Uranium Decommissioning Fund
l290  Other                                                         24,118.61                 -                -              -

----------------------------------------------------------------------------------------------------------------------------------
 Total Noncurrent Liabilities                                       24,118.61                 -           100.00              -
----------------------------------------------------------------------------------------------------------------------------------

l300 Current Liabilities
l301  Long-Term Debt Due Within One Year                                    -                 -                -              -
l302  Notes Payable                                            119,262,000.00                 -       100,000.00              -
l315  Accounts Payable                                           5,294,604.24                 -           900.00              -
l330  Customer Deposits
l340  Accrued Income Taxes                                        (882,406.93)    (1,579,695.00)               -     163,790.85
l345  Other Accrued Taxes
l350  Interest Accrued
l355  Dividends Declared
l360  Matured Long-term Debt and Interest
l370  Miscellaneous Current and Accrued liabilities                909,633.58                 -        26,000.00              -

----------------------------------------------------------------------------------------------------------------------------------
 Total Current Liabilities                                     124,583,830.89     (1,579,695.00)      126,900.00     163,790.85
----------------------------------------------------------------------------------------------------------------------------------

l405  Accumulated Deferred Federal Income Tax                    5,351,669.88     49,167,129.35       148,595.87              -
l410  Deferred Tax liability - Future Federal Income Taxes

----------------------------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax                   5,351,669.88     49,167,129.35       148,595.87              -
----------------------------------------------------------------------------------------------------------------------------------
l420  Accumulated Deferred Investment Tax Credits
l425  Other Deferred Credits

----------------------------------------------------------------------------------------------------------------------------------
 Total Future FIT & Other Deferred Credits                       5,351,669.88     49,167,129.35       148,595.87              -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                             519,712,825.58    115,616,224.41    14,544,705.69   9,341,389.71
==================================================================================================================================

                                                               Consolidated
                                                                Con Edison
                                                                Leasing Inc        Carson               SCS/              GTM1
                                                               Consolidated    Acquisition, Inc    Newington, LLC      Energy, LLC
                                                              --------------   ----------------    --------------     -------------
                                  LIABILITIES

l100 Common Equity
l101  Common Stock Issued                                                  -                  -                 -                 -
l110  Other Paid-in Capital, Premium on Common Stock           49,313,439.69      (3,014,194.01)         4,448.37      1,432,786.96
l115  Gain on Resale of Reacquired Capital Stock
l130  Capital Stock Expense - Common Stock
l135  Capital Stock Expense - Preferred Stock
l140  Treasury Stock
l150  Retained Earnings                                        21,800,807.04       3,014,304.91      2,495,886.08     (1,432,786.96)
l152  Accumulated other comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
 Total Common Equity                                           71,114,246.73             110.90      2,500,334.45                 -
------------------------------------------------------------------------------------------------------------------------------------
l160  Preferred Stock

------------------------------------------------------------------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings                     71,114,246.73             110.90      2,500,334.45                 -
------------------------------------------------------------------------------------------------------------------------------------

l170  Long-term Debt                                                       -                  -                 -                 -
l190  Unamortized premium (Discount)

------------------------------------------------------------------------------------------------------------------------------------
 Total Long-term Debt                                                      -                  -                 -                 -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Total Capitalization                                          71,114,246.73             110.90      2,500,334.45                 -
------------------------------------------------------------------------------------------------------------------------------------

l200 Noncurrent liabilities
l205  Obligations Under Capital leases
l210  Accumulated provision for Injuries & Damages
l211  Provision for Rate Refunds
l212  Minority interest in consolidated subsidiaries                       -                  -        224,627.95                 -
l215  Pension and Benefits Reserve
l220  Uranium Decommissioning Fund
l290  Other                                                                -                  -                 -                 -

------------------------------------------------------------------------------------------------------------------------------------
 Total Noncurrent Liabilities                                              -                  -        224,627.95                 -
------------------------------------------------------------------------------------------------------------------------------------

l300 Current Liabilities
l301  Long-Term Debt Due Within One Year                                   -                  -                 -                 -
l302  Notes Payable                                                        -                  -                 -                 -
l315  Accounts Payable                                                     -                  -      1,187,388.20                 -
l330  Customer Deposits
l340  Accrued Income Taxes                                     (2,036,310.00)                 -       (395,313.29)                -
l345  Other Accrued Taxes
l350  Interest Accrued
l355  Dividends Declared
l360  Matured Long-term Debt and Interest
l370  Miscellaneous Current and Accrued liabilities                    (9.69)           (110.90)                -                 -

------------------------------------------------------------------------------------------------------------------------------------
 Total Current Liabilities                                     (2,036,319.69)           (110.90)       792,074.91                 -
------------------------------------------------------------------------------------------------------------------------------------

l405  Accumulated Deferred Federal Income Tax                  42,182,659.15                  -      2,167,358.26                 -
l410  Deferred Tax liability - Future Federal Income Taxes

------------------------------------------------------------------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax                 42,182,659.15                  -      2,167,358.26                 -
------------------------------------------------------------------------------------------------------------------------------------
l420  Accumulated Deferred Investment Tax Credits
l425  Other Deferred Credits

------------------------------------------------------------------------------------------------------------------------------------
 Total Future FIT & Other Deferred Credits                     42,182,659.15                  -      2,167,358.26                 -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                            111,260,586.19               0.00      5,684,395.57                 -
====================================================================================================================================


                                                               Consolidated
                                                                CEDST, LLC
                                                               Consolidated
                                                              ---------------
                                  LIABILITIES

l100 Common Equity
l101  Common Stock Issued                                                 -
l110  Other Paid-in Capital, Premium on Common Stock           9,751,660.02
l115  Gain on Resale of Reacquired Capital Stock
l130  Capital Stock Expense - Common Stock
l135  Capital Stock Expense - Preferred Stock
l140  Treasury Stock
l150  Retained Earnings                                          786,709.43
l152  Accumulated other comprehensive income

-----------------------------------------------------------------------------
 Total Common Equity                                          10,538,369.45
-----------------------------------------------------------------------------
l160  Preferred Stock

-----------------------------------------------------------------------------
 Total Capital Stock and Retained Earnings                    10,538,369.45
-----------------------------------------------------------------------------

l170  Long-term Debt                                                      -
l190  Unamortized premium (Discount)

-----------------------------------------------------------------------------
 Total Long-term Debt                                                     -
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 Total Capitalization                                         10,538,369.45
-----------------------------------------------------------------------------

l200 Noncurrent liabilities
l205  Obligations Under Capital leases
l210  Accumulated provision for Injuries & Damages
l211  Provision for Rate Refunds
l212  Minority interest in consolidated subsidiaries                      -
l215  Pension and Benefits Reserve
l220  Uranium Decommissioning Fund
l290  Other                                                    1,482,000.00

-----------------------------------------------------------------------------
 Total Noncurrent Liabilities                                  1,482,000.00
-----------------------------------------------------------------------------

l300 Current Liabilities
l301  Long-Term Debt Due Within One Year                                  -
l302  Notes Payable                                                       -
l315  Accounts Payable                                                    -
l330  Customer Deposits
l340  Accrued Income Taxes                                    (1,229,223.00)
l345  Other Accrued Taxes
l350  Interest Accrued
l355  Dividends Declared
l360  Matured Long-term Debt and Interest
l370  Miscellaneous Current and Accrued liabilities                    2.13

-----------------------------------------------------------------------------
 Total Current Liabilities                                    (1,229,220.87)
-----------------------------------------------------------------------------

l405  Accumulated Deferred Federal Income Tax                  2,017,873.00
l410  Deferred Tax liability - Future Federal Income Taxes

-----------------------------------------------------------------------------
 Total Accumulated Deferred Federal Income Tax                 2,017,873.00
-----------------------------------------------------------------------------
l420  Accumulated Deferred Investment Tax Credits
l425  Other Deferred Credits

-----------------------------------------------------------------------------
 Total Future FIT & Other Deferred Credits                     2,017,873.00
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 TOTAL LIABILITIES                                            12,809,021.58
=============================================================================

                                              CONSOLIDATED EDISON, INC.
                                            CONSOLIDATING INCOME STATEMENT
                                         FOR THE PERIOD ENDED DECEMBER 31, 2001

                                                         CEI                CECONY              ORU            COMMUNICATIONS
                                                   ---------------    ----------------  -----------------     ---------------
         Operating revenues
Line011* Electric                                   $            -    6,350,360,590.58   $ 538,374,523.82      $            -
Line012* Gas                                                     -    1,268,094,644.90     197,861,839.34                   -
Line013* Steam                                                   -      503,735,876.34                  -                   -
Line0400 Non-utility                                             -                   -         104,237.38          376,621.47
         --------------------------------------------------------------------------------------------------------------------
         Total - Operating Revenues                              -    8,122,191,111.82     736,340,600.54          376,621.47
         --------------------------------------------------------------------------------------------------------------------
         Operating expenses
Line1200 Purchased power                                         -    2,818,936,376.57     290,333,377.39                   -
Line1100 Fuel                                                    -      350,619,498.93                  -                   -
Line130? Gas purchased for resale                                -      665,963,974.66     128,547,756.71                   -
Line140? Other operations                                        -      868,091,670.68     115,162,432.88       20,501,855.10
Line1410 Maintenance                                             -      404,158,420.35      26,132,689.52                   -
Line2000 Depreciation & amortization                 10,917,445.68      465,163,745.59      32,780,226.14          628,738.52
Line2200 Taxes, other than federal Income                        -    1,067,370,315.47      53,911,018.42          398,267.54
LIne3005 State income tax                                        -       68,533,747.00       2,157,413.13       (2,033,822.12)
Line3105 Federal income tax                                      -      366,766,294.00       6,798,309.57       (6,720,662.25)
Line3010 State income tax deferred - net                         -       68,899,828.00       4,624,896.00           29,521.00
Line3110 Federal Income tax deferred - net                       -      (61,836,450.93)     13,026,490.94          126,850.00
Line3120 Investment tax credit deferred - net                    -       (7,000,000.00)       (135,698.00)                  -
         --------------------------------------------------------------------------------------------------------------------
         Total - Operating Expenses                  10,917,445.68    7,075,667,420.32     673,338,912.70       12,930,747.79
         --------------------------------------------------------------------------------------------------------------------
         OPERATING INCOME                           (10,917,445.68)   1,046,523,691.50      63,001,687.84      (12,554,126.32)
         Other Income (Deductions)
Line4000 Investment income                              272,874.92        4,230,289.01       1,597,695.25           53,014.75
Line4200 AFDC-equity                                             -        1,293,810.92         (12,768.09)                  -
Line460? Other income less income deductions        687,790,173.19      (12,035,633.40)       (796,904.41)         (53,150.68)
Line4701 State income tax                             5,472,293.00       (1,341,806.00)        (28,288.71)                  -
Line4702 State income tax - deferred                    202,000.00         (139,302.00)       (134,670.00)                  -
Line4801 Federal income tax                           6,884,000.00        1,502,000.00         296,685.74                   -
Line4802 Federal income tax - deferred                  634,000.00        8,175,000.00         399,181.41                   -
         --------------------------------------------------------------------------------------------------------------------
         Total Other Income                         701,255,341.11        1,684,358.53       1,320,931.19             (135.93)
         --------------------------------------------------------------------------------------------------------------------
         Income Before Interest Charges             690,337,895.43    1,048,208,050.03      64,322,619.03      (12,554,262.25)
         Interest Charges
Line6000 Interest on long term debt                              -      359,787,085.04      21,854,917.80                   -
Line6100 Other Interest                               8,192,157.79       32,323,109.76       3,213,135.00                   -
Line6200 AFDC-borrowed                                           -       (6,962,800.03)       (927,749.07)                  -
         --------------------------------------------------------------------------------------------------------------------
         Net Interest Charges                         8,192,157.79      385,147,394.77      24,140,303.73                   -
         --------------------------------------------------------------------------------------------------------------------
         Net Income                                 682,145,737.64      663,060,655.26      40,182,315.30      (12,554,262.25)
Line7000 Preferred stock dividend requirements                   -      (13,592,569.60)                 -                   -
         --------------------------------------------------------------------------------------------------------------------
         NET INCOME APPLICABLE TO COMMON STOCK    $ 682,145,737.64    $ 649,468,085.66    $ 40,182,315.30    $ (12,554,262.25)
         ====================================================================================================================


                                                             DEVELOPMENT            ENERGY             SOLUTIONS
                                                           --------------       -----------------   --------------

         Operating revenues
Line011* Electric                                          $             -      $             -     $             -
Line012* Gas                                                             -                    -                   -
Line013* Steam                                                           -                    -                   -
Line0400 Non-utility                                        133,959,144.29       260,243,618.00      391,055,221.75
         -----------------------------------------------------------------------------------------------------------
         Total - Operating Revenues                         133,959,144.29       260,243,618.00      391,055,221.75
         -----------------------------------------------------------------------------------------------------------
         Operating expenses
Line1200 Purchased power                                                 -       245,247,718.88      276,163,120.66
Line1100 Fuel                                                43,211,030.30                    -                   -
Line130? Gas purchased for resale                                        -                    -       66,182,481.43
Line140? Other operations                                    28,377,624.53         7,778,792.38       30,183,025.45
Line1410 Maintenance                                                     -                    -                   -
Line2000 Depreciation & amortization                         13,965,943.32           381,273.32        2,493,475.56
Line2200 Taxes, other than federal Income                     2,377,825.17            48,286.68       15,021,238.68
LIne3005 State income tax                                    (4,148,171.99)          708,305.87           48,610.81
Line3105 Federal income tax                                 (27,105,640.84)        2,231,163.85          446,925.04
Line3010 State income tax deferred - net                      9,833,810.39            59,144.00         (445,482.00)
Line3110 Federal Income tax deferred - net                   30,874,046.76           186,303.60       (1,373,089.00)
Line3120 Investment tax credit deferred - net                            -                    -                   -
         ------------------------------------------------------------------------------------------------------------
         Total - Operating Expenses                          97,386,467.64       256,640,988.58      388,720,306.63
         ------------------------------------------------------------------------------------------------------------
         OPERATING INCOME                                    36,572,676.65         3,602,629.42        2,334,915.12
         Other Income (Deductions)
Line4000 Investment income                                    2,074,533.92                    -        1,206,986.69
Line4200 AFDC-equity                                                     -                    -                   -
Line460? Other income less income deductions                 (1,968,681.54)          886,000.82       (3,805,703.77)
Line4701 State income tax                                                -                    -                   -
Line4702 State income tax - deferred                                     -                    -                   -
Line4801 Federal income tax                                              -               951.37                   -
Line4802 Federal income tax - deferred                                   -                    -                   -
         ------------------------------------------------------------------------------------------------------------
         Total Other Income                                     105,852.38           886,952.19       (2,598,717.08)
         ------------------------------------------------------------------------------------------------------------
         Income Before Interest Charges                      36,678,529.03         4,489,581.61         (263,801.96)
         Interest Charges
Line6000 Interest on long term debt                          15,306,536.22                    -                   -
Line6100 Other Interest                                                  -                    -        1,554,660.64
Line6200 AFDC-borrowed                                                   -                    -                   -
         ------------------------------------------------------------------------------------------------------------
         Net Interest Charges                                15,306,536.22                    -        1,554,660.64
         ------------------------------------------------------------------------------------------------------------
         Net Income                                          21,371,992.81         4,489,581.61       (1,818,462.60)
Line7000 Preferred stock dividend requirements                           -                    -                   -
         ------------------------------------------------------------------------------------------------------------
         NET INCOME APPLICABLE TO COMMON STOCK             $ 21,371,992.81       $ 4,489,581.61     $ (1,818,462.60)
         ==========================================================================================================


                                                                  ELIMINATIONS             PURCH ACCTG ADJ.            TOTAL
                                                                ---------------            ---------------      -----------------
         Operating revenues
Line011* Electric                                                 $ (871,654.92)           $           -        $6,887,863,459.48
Line012* Gas                                                                  -                        -         1,465,956,484.24
Line013* Steam                                                                -                        -           503,735,876.34
Line0400 Non-utility                                              (9,333,031.06)                       -           776,405,811.83
         ------------------------------------------------------------------------------------------------------------------------
         Total - Operating Revenues                              (10,204,685.98)                       -         9,633,961,631.89
         ------------------------------------------------------------------------------------------------------------------------
         Operating expenses
Line1200 Purchased power                                            (138,134.93)                       -         3,630,542,458.57
Line1100 Fuel                                                                 -                        -           393,830,529.23
Line130? Gas purchased for resale                                   (733,519.99)                       -           859,960,692.81
Line140? Other operations                                         (8,145,910.83)                       -         1,061,949,490.19
Line1410 Maintenance                                                          -                        -           430,291,109.87
Line2000 Depreciation & amortization                                          -               (96,032.88)          526,234,815.25
Line2200 Taxes, other than federal Income                                     -                        -         1,139,126,951.96
LIne3005 State income tax                                                     -                        -            65,266,082.70
Line3105 Federal income tax                                                   -                        -           342,416,389.37
Line3010 State income tax deferred - net                                      -                        -            83,001,717.39
Line3110 Federal Income tax deferred - net                                    -                        -           (18,995,848.63)
Line3120 Investment tax credit deferred - net                                 -                        -            (7,135,698.00)
         ------------------------------------------------------------------------------------------------------------------------
         Total - Operating Expenses                               (9,017,565.75)              (96,032.88)        8,506,488,690.71
         ------------------------------------------------------------------------------------------------------------------------
         OPERATING INCOME                                         (1,187,120.23)               96,032.88         1,127,472,941.18
         Other Income (Deductions)
Line4000 Investment income                                                    -                        -             9,435,394.54
Line4200 AFDC-equity                                                          -                        -             1,281,042.83
Line460? Other income less income deductions                    (703,412,228.92)                       -           (33,396,128.71)
Line4701 State income tax                                                     -                        -             4,102,198.29
Line4702 State income tax - deferred                                          -                        -               (71,972.00)
Line4801 Federal income tax                                                   -                        -             8,683,637.11
Line4802 Federal income tax - deferred                                        -                        -             9,208,181.41
         ------------------------------------------------------------------------------------------------------------------------
         Total Other Income                                     (703,412,228.92)                       -              (757,646.53)
         ------------------------------------------------------------------------------------------------------------------------
         Income Before Interest Charges                         (704,599,349.15)               96,032.88         1,126,715,294.65
         Interest Charges
Line6000 Interest on long term debt                                           -                        -           396,948,539.06
Line6100 Other Interest                                           (3,460,098.62)                       -            41,822,964.57
Line6200 AFDC-borrowed                                                        -                        -            (7,890,549.10)
         ------------------------------------------------------------------------------------------------------------------------
         Net Interest Charges                                     (3,460,098.62)                       -           430,880,954.53
         ------------------------------------------------------------------------------------------------------------------------
         Net Income                                             (701,139,250.53)               96,032.88           695,834,340.12
Line7000 Preferred stock dividend requirements                                -                        -           (13,592,569.60)
         ------------------------------------------------------------------------------------------------------------------------
         NET INCOME APPLICABLE TO COMMON STOCK                $ (701,139,250.53)             $ 96,032.88         $ 682,241,770.52

         ========================================================================================================================

         EARNINGS PER SHARE                                                                                                $ 3.22

         COMMON  SHARES OUTSTANDING - AVERAGE                                                                         212,146,750

         CONSOLIDATED INCOME STATEMENT - ORANGE AND ROCKLAND UTILITIES
                         FOR THE YEAR ENDED 12/31/2001

                                                                               Rockland Electric        Pike County
                                                       Orange & Rockland            Company        Light and Power Company
                                                       -----------------       -----------------   -----------------------
 OPERATING REVENUES
 Electric Operating Revenues                              520,388,252.38         134,853,558.68         5,744,268.00
 Gas Operating Revenues                                   197,706,533.05                   0.00         1,047,675.02
 Diversified Revenues                                          42,421.88              61,815.50                 0.00
--------------------------------------------------------------------------------------------------------------------
 Total Operating Revenues                                 718,137,207.31         134,915,374.18         6,791,943.02
--------------------------------------------------------------------------------------------------------------------

 OPERATING AND MAITENANCE EXPENSES
 Purchased Power                                          327,923,786.04          77,564,712.60         4,527,727.59
 Gas Purchases                                            128,616,223.38                   0.00           789,870.06
 Other Production Expenses                                  1,924,251.41                   0.00                 0.00
 Other Power Supply Expenses                                  315,939.48             691,846.10             6,179.91
 Other Gas Supply Expenses                                    274,739.64                   0.00                 0.00
 Transmission Expenses                                      5,376,735.80           1,071,965.12                 0.00
 Distribution Expenses                                     16,328,909.36           3,364,156.95           349,566.46
 Customer Accounts Expenses                                20,178,627.55           3,782,171.11           269,745.51
 Customer Service Expenses                                  8,085,296.08           3,456,503.50            61,100.26
 Sales Promotion Expenses                                      38,849.70              11,120.56               603.20
 Administrative and General Expenses                       39,081,481.29          12,829,589.61           625,792.68
 Maintenance                                               21,579,406.72           4,405,154.08           148,128.72
 Miscellaneous Amortizations                                           -             315,212.96                 0.00
--------------------------------------------------------------------------------------------------------------------
 Total Operating and Maintenance Expenses                 569,724,246.45         107,492,432.59         6,778,714.39
--------------------------------------------------------------------------------------------------------------------

 OTHER OPERATING EXPENSES
 Depreciation                                              27,689,376.85           4,526,708.43           248,927.90
 Taxes Other than Income                                   46,469,865.72           7,068,216.06           372,936.64
 Current SIT                                                4,827,961.77          (2,566,389.00)         (104,159.64)
 Deferred SIT                                                 241,268.00           4,383,628.00                 0.00
 Current FIT                                               17,010,806.57          (9,846,008.00)         (366,489.00)
 Deferred FIT                                                (559,300.06)         13,523,562.00            62,229.00
 Investment Tax Credit                                                 -            (131,273.00)           (4,425.00)
--------------------------------------------------------------------------------------------------------------------
 Other Operating Expenses                                  95,679,978.85          16,958,444.49           209,019.90
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Total Operating Expenses                                 665,404,225.30         124,450,877.08         6,987,734.29
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Operating Income                                          52,732,982.01          10,464,497.10          (195,791.27)
--------------------------------------------------------------------------------------------------------------------

 OTHER INCOME AND DEDUCTIONS
 Equity In Earnings of Subsidiaries                         9,089,978.95                      -                 0.00
 Investment Income                                          2,243,262.96             867,116.38             4,807.24
 AFDC - Other                                                 (17,611.65)              4,843.56                 0.00
 Other Income                                                (163,187.63)            247,378.72              (921.60)
 Income Deductions                                           (536,181.55)           (113,026.90)           (7,944.73)
 Taxes Other Than Income - Non-Operating                     (120,127.96)           (101,783.48)           (1,109.28)
 Non-Operating FIT                                            433,602.49            (140,790.56)            3,873.81
 Non-Operating SIT                                            (28,288.71)                  0.00                 0.00
 Non-Operating Deferred SIT                                  (134,670.00)                  0.00                 0.00
 Non-Operating Deferred FIT                                    70,637.41              (7,586.00)                0.00
 Non-Operating Investment Tax Credit                          336,130.00                   0.00                 0.00
--------------------------------------------------------------------------------------------------------------------
 Other Income and Deductions                               11,173,544.31             756,151.72            (1,294.56)
--------------------------------------------------------------------------------------------------------------------

 INTEREST CHARGES
 Interest on Long Term Debt                                19,988,198.37           1,630,843.92           235,875.51
 Other Interest                                             4,301,681.54             377,589.43            51,355.36
 Allowance for Borrowed Funds                                (919,980.79)             (7,503.58)             (264.70)
--------------------------------------------------------------------------------------------------------------------
 Interest Expense                                          23,369,899.12           2,000,929.77           286,966.17
--------------------------------------------------------------------------------------------------------------------

 Net Income                                                40,536,627.20           9,219,719.05          (484,052.00)
 Common Stock Dividends                                   (28,000,000.00)                  0.00                 0.00
--------------------------------------------------------------------------------------------------------------------
 Net Changes in Retained Earnings                          12,536,627.20           9,219,719.05          (484,052.00)
====================================================================================================================


                                                                                                      Consolidated
                                                           Total            Eliminations            Orange and Rockland
                                                       --------------      ---------------          -------------------
 OPERATING REVENUES
 Electric Operating Revenues                           660,986,079.06      (122,611,555.24)          538,374,523.82
 Gas Operating Revenues                                198,754,208.07          (892,368.73)          197,861,839.34
 Diversified Revenues                                      104,237.38                 0.00               104,237.38
--------------------------------------------------------------------------------------------------------------------
 Total Operating Revenues                              859,844,524.51      (123,503,923.97)          736,340,600.54
--------------------------------------------------------------------------------------------------------------------

 OPERATING AND MAITENANCE EXPENSES
 Purchased Power                                       410,016,226.23      (119,682,848.84)          290,333,377.39
 Gas Purchases                                         129,406,093.44          (858,336.73)          128,547,756.71
 Other Production Expenses                               1,924,251.41                 0.00             1,924,251.41
 Other Power Supply Expenses                             1,013,965.49                 0.00             1,013,965.49
 Other Gas Supply Expenses                                 274,739.64                 0.00               274,739.64
 Transmission Expenses                                   6,448,700.92          (164,611.41)            6,284,089.51
 Distribution Expenses                                  20,042,632.77        (1,384,970.99)           18,657,661.78
 Customer Accounts Expenses                             24,230,544.17                 0.00            24,230,544.17
 Customer Service Expenses                              11,602,899.84                 0.00            11,602,899.84
 Sales Promotion Expenses                                   50,573.46                 0.00                50,573.46
 Administrative and General Expenses                    52,536,863.58        (1,413,156.00)           51,123,707.58
 Maintenance                                            26,132,689.52                 0.00            26,132,689.52
 Miscellaneous Amortizations                               315,212.96                 0.00               315,212.96
--------------------------------------------------------------------------------------------------------------------
 Total Operating and Maintenance Expenses              683,995,393.43      (123,503,923.97)          560,491,469.46
--------------------------------------------------------------------------------------------------------------------

OTHER OPERATING EXPENSES
 Depreciation                                           32,465,013.18                 0.00            32,465,013.18
 Taxes Other than Income                                53,911,018.42                 0.00            53,911,018.42
 Current SIT                                             2,157,413.13                 0.00             2,157,413.13
 Deferred SIT                                            4,624,896.00                 0.00             4,624,896.00
 Current FIT                                             6,798,309.57                 0.00             6,798,309.57
 Deferred FIT                                           13,026,490.94                 0.00            13,026,490.94
 Investment Tax Credit                                    (135,698.00)                0.00              (135,698.00)
--------------------------------------------------------------------------------------------------------------------
 Other Operating Expenses                              112,847,443.24                    -           112,847,443.24
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Total Operating Expenses                              796,842,836.67      (123,503,923.97)          673,338,912.70
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Operating Income                                       63,001,687.84                    -            63,001,687.84
--------------------------------------------------------------------------------------------------------------------

 OTHER INCOME AND DEDUCTIONS
 Equity In Earnings of Subsidiaries                      9,089,978.95        (9,089,978.95)                       -
 Investment Income                                       3,115,186.58        (1,517,491.33)            1,597,695.25
 AFDC - Other                                              (12,768.09)                0.00               (12,768.09)
 Other Income                                               83,269.49                 0.00                83,269.49
 Income Deductions                                        (657,153.18)                0.00              (657,153.18)
 Taxes Other Than Income - Non-Operating                  (223,020.72)                0.00              (223,020.72)
 Non-Operating FIT                                         296,685.74                 0.00               296,685.74
 Non-Operating SIT                                         (28,288.71)                0.00               (28,288.71)
 Non-Operating Deferred SIT                               (134,670.00)                0.00              (134,670.00)
 Non-Operating Deferred FIT                                 63,051.41                 0.00                63,051.41
 Non-Operating Investment Tax Credit                       336,130.00                 0.00               336,130.00
--------------------------------------------------------------------------------------------------------------------
 Other Income and Deductions                            11,928,401.47       (10,607,470.28)            1,320,931.19
--------------------------------------------------------------------------------------------------------------------

 INTEREST CHARGES
 Interest on Long Term Debt                             21,854,917.80                 0.00            21,854,917.80
 Other Interest                                          4,730,626.33        (1,517,491.33)            3,213,135.00
 Allowance for Borrowed Funds                             (927,749.07)                0.00              (927,749.07)
--------------------------------------------------------------------------------------------------------------------
 Interest Expense                                       25,657,795.06        (1,517,491.33)           24,140,303.73
--------------------------------------------------------------------------------------------------------------------

 Net Income                                             49,272,294.25        (9,089,978.95)           40,182,315.30
 Common Stock Dividends                                (28,000,000.00)                0.00           (28,000,000.00)
--------------------------------------------------------------------------------------------------------------------
 Net Changes in Retained Earnings                       21,272,294.25        (9,089,978.95)           12,182,315.30
====================================================================================================================


                      Consolidated Edison Development, Inc.
                         Consolidating Income Statement
                      For The Period Ended December 31, 2001

                                                 CEI
                                             Consolidated
                                                Edison                                            Con Edison      Consolidated
                                            Development, Inc                                    Energy of Mass.      Edison
                                              Consolidated      Elimination        Lakewood      Consolidated    Development Inc.
                                            ----------------  ---------------   --------------  ---------------  ---------------
Operating revenues
 Electric
 Gas
 Steam

 Non-utility                                  133,959,144.29   (31,900,770.49)   78,576,953.80    24,726,531.24    31,900,770.49

-----------------------------------------------------------------------------------------------------------------------------------
 Total - Operating Revenues                   133,959,144.29   (31,900,770.49)   78,576,953.80    24,726,531.24    31,900,770.49
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
 Purchased power

 Fuel                                          43,211,030.30                -     2,120,027.59    10,088,788.71                -
 Gas Purchased for resale                                  -                -
 Other operations                              28,491,284.26                -     8,938,980.39     5,701,871.00    13,765,713.34
 Maintenance                                               -                -
 Depreciation & amortization                   13,852,283.59                -    10,639,631.24     1,758,372.75        91,415.60
 Taxes, other than federal Income               2,377,825.17                -     1,305,362.57       947,177.21       125,285.39
 State income tax                              (4,148,171.99)               -                -                -    (4,148,171.99)
 Federal income tax                           (27,105,640.84)     (462,996.69)      532,990.31       (69,993.62)     (413,953.40)
 Federal Income tax deferred - net             40,707,857.15    (4,961,619.87)    2,822,753.23     2,138,866.64     4,961,619.88
 Investment tax credit deferred - net                      -
-----------------------------------------------------------------------------------------------------------------------------------
 Total - Operating Expenses                    97,386,467.64    (5,424,616.56)   56,359,745.33    20,565,082.69    14,381,908.82
-----------------------------------------------------------------------------------------------------------------------------------

 Operating Income                              36,572,676.65   (26,476,153.93)   22,217,208.47     4,161,448.55    17,518,861.67
Other Income (Deductions)                                                   -
 Investment income                              2,728,497.91    (4,019,049.04)    1,048,743.38       197,853.15     3,191,501.50
 AFDC-equity                                               -                -
 Other income lees income deductions           (2,622,645.53)               -    (2,398,017.58)               -                -
 State income tax                                          -                -
 Federal income tax                                        -                -
 Federal income tax - deferred                             -                -
-----------------------------------------------------------------------------------------------------------------------------------
 Total Other Income                               105,852.38    (4,019,049.04)   (1,349,274.20)      197,853.15     3,191,501.50
-----------------------------------------------------------------------------------------------------------------------------------

 Income Before Interest Charges                36,678,529.03   (30,495,202.97)   20,867,934.27     4,359,301.70    20,710,363.17
Interest Charges
 Interest on Long term debt                    15,306,536.22    (4,019,049.04)   15,306,536.22     1,816,563.58     2,202,485.46
 Other Interest                                            -                -
 AFDC-borrowed                                             -                -
                                                           -
-----------------------------------------------------------------------------------------------------------------------------------
 Net Interest Charges                          15,306,536.22    (4,019,049.04)   15,306,536.22     1,816,563.58     2,202,485.46
-----------------------------------------------------------------------------------------------------------------------------------

Net Income                                     21,371,992.81   (26,476,153.93)    5,561,398.05     2,542,738.12    18,507,877.71
 Preferred stock dividend requirements                     -                -                -                -                -

-----------------------------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock          21,371,992.81   (26,476,153.93)    5,561,398.05     2,542,738.12    18,507,877.71
===================================================================================================================================

                                                            Consolidated    Consolidated    Consolidated
                                               Edison          Edison       Edison Devep.    Con Edison
                                               Leasing     Guatemapa, Ltd.    Ada, Inc.      Leasing Inc          Carson
                                             Consolidated   Consolidated    Consolidated    Consolidated    Acquisition, Inc
                                            -------------- --------------   ------------    -------------   ----------------
Operating revenues
 Electric
 Gas
 Steam

 Non-utility                                  9,717,986.00   (125,911.75)     507,499.00    15,061,313.00                  -

-------------------------------------------------------------------------------------------------------------------------------
 Total - Operating Revenues                   9,717,986.00   (125,911.75)     507,499.00    15,061,313.00                  -
-------------------------------------------------------------------------------------------------------------------------------

Operating expenses
 Purchased power

 Fuel                                                    -             -               -                -                  -
 Gas Purchased for resale
 Other operations                                        -      2,123.53               -                -                  -
 Maintenance
 Depreciation & amortization                             -             -               -                -                  -
 Taxes, other than federal Income                        -             -               -                -                  -
 State income tax                                        -             -               -                -                  -
 Federal income tax                         (11,124,885.00)            -       198,790.85  (11,796,869.00)                 -
 Federal Income tax deferred - net           14,346,002.00     (8,478.99)              -    17,786,676.00                  -
 Investment tax credit deferred - net
-------------------------------------------------------------------------------------------------------------------------------
 Total - Operating Expenses                   3,221,117.00     (6,355.46)     198,790.85     5,989,807.00                  -
-------------------------------------------------------------------------------------------------------------------------------

 Operating Income                             6,496,869.00   (119,556.29)     308,708.15     9,071,506.00                  -
Other Income (Deductions)
 Investment income                            1,233,860.69    106,963.46               -       884,731.34                  -
 AFDC-equity
 Other income lees income deductions                     -             -               -                -                  -
 State income tax
 Federal income tax
 Federal income tax - deferred
-------------------------------------------------------------------------------------------------------------------------------
 Total Other Income                           1,233,860.69    106,963.46               -       884,731.34                  -
-------------------------------------------------------------------------------------------------------------------------------

 Income Before Interest Charges               7,730,729.69    (12,592.83)     308,708.15     9,956,237.34                  -
Interest Charges
 Interest on Long term debt                              -             -               -                -                  -
 Other Interest
 AFDC-borrowed

-------------------------------------------------------------------------------------------------------------------------------
 Net Interest Charges                                    -             -               -                -                  -
-------------------------------------------------------------------------------------------------------------------------------

Net Income                                    7,730,729.69    (12,592.83)     308,708.15     9,956,237.34                  -
 Preferred stock dividend requirements                   -             -               -                -                  -

-------------------------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock         7,730,729.69    (12,592.83)     308,708.15     9,956,237.34                  -
===============================================================================================================================

                                                                                Consolidated
                                                  SCS/              GTM1          CEDST, LLC
                                            Newington, Llc      Energy, Llc     Consolidated
                                            --------------   ---------------   ---------------
Operating revenues
 Electric
 Gas
 Steam

 Non-utility                                  5,494,773.00                -                -

----------------------------------------------------------------------------------------------
 Total - Operating Revenues                   5,494,773.00                -                -
----------------------------------------------------------------------------------------------

Operating expenses
 Purchased power

 Fuel                                         1,002,214.00                -                -
 Gas Purchased for resale
 Other operations                                        -                -        82,596.00
 Maintenance
 Depreciation & amortization                             -                -     1,362,864.00
 Taxes, other than federal Income                        -                -                -
 State income tax                                        -                -                -
 Federal income tax                            (395,313.29)               -    (3,573,411.00)
 Federal Income tax deferred - net            2,167,358.26                -     1,454,680.00
 Investment tax credit deferred - net
----------------------------------------------------------------------------------------------
 Total - Operating Expenses                   2,774,258.97                -      (673,271.00)
----------------------------------------------------------------------------------------------

 Operating Income                             2,720,514.03                -       673,271.00
Other Income (Deductions)
 Investment income                                       -                -        83,893.43
 AFDC-equity
 Other income lees income deductions           (224,627.95)               -                -
 State income tax
 Federal income tax
 Federal income tax - deferred
----------------------------------------------------------------------------------------------
 Total Other Income                            (224,627.95)               -        83,893.43
----------------------------------------------------------------------------------------------

 Income Before Interest Charges               2,495,886.08                -       757,164.43
Interest Charges
 Interest on Long term debt                              -                -                -
 Other Interest
 AFDC-borrowed

----------------------------------------------------------------------------------------------
 Net Interest Charges                                    -                -                -
----------------------------------------------------------------------------------------------

Net Income                                    2,495,886.08                -       757,164.43
 Preferred stock dividend requirements                   -                -                -

----------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock         2,495,886.08                -       757,164.43
==============================================================================================

                                                             Exhibit B

                               ORGANIZATION CHART

REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION OF THE COMPANIES IN CLAIMANT'S HOLDING COMPANY SYSTEM, INCLUDING INTERESTS IN SUBSIDIARIES.

                                    CLAIMANT
-----------------------------------------/----------------------------------------------------------------------------------

 /                   /                     /              /                     /                 /                  /
A. Con Edison         B. O&R                C. CES        D. CEDI               E. CEEI         F. CEC Holding      G.Merger
   /                  /                     /             /                                     /                      Subs
  A.1 - DIDCO         B.1 - RECO            C.1 - IMD     D.1 - CEDG                            F.1.CEC Member
  A.2 - DCK              B.1.b - Enserve                      D.1.a - EPCA                      F.2. CECI
  A.3 - Honeoye       B.2. - Pike                         D.1.a.(i) - GENOR                     F.3.  CECLLC
  A.4 - SHL           B.3. - Clove                                   (FUCO)                       F.3.a. Neon
                      B.4. -  ORDEVCO                     D.2 - CEL
                                                          D.3 - CELLC
                                                          D.4 - CEDA
                                                              D.4.a. - CDA
                                                               D.4.a.(i) - ACLP
                                                          D.5 - CAI
                                                          D.6 - CED/SCS
                                                             D.6.a - NELLC (EWG)
                                                          D.7. -CED Holding
                                                             D.7.a. - CED
                                                                      Management
                                                             D.7.b. - CED
                                                                      Operating
                                                             D.7.c. - CEDL
                                                             D.7.d. - Lakewood
                                                          D.8. - OP
                                                          D.9. - CEEMI (EWG)
                                                          D.10. - CED/GTM
                                                             D.10.a - GTM Energy
                                                          D.11. - CEDST
                                                             D.11.a - CED42
                                                          D.12 - CEDRS
                                                          D.13 - CEDGAF
                                                          D.14 - CEES
